04025090

P.E.
3/31/04

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen Ø
Denmark
(Address of principal executive offices)

APR 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No__X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X_____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Enclosed is a copy of the 2003 Annual Report issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on March 11, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: March 30, 2004

By: ------------------------
Klaus Nyborg
Chief Financial Officer

03810.0001 #474901

ANNUAL | REPORT



2003

TORM

TABLE OF CONTENTS

BASIC INFORMATION

NAME & ADDRESS:	A/S DAMPSKIBSSELSKABET TORM MARINA PARK, SUNDKROGSGADE 10 DK-2100 COPENHAGEN Ø, DENMARK TEL: +45 3917 9200 WWW.TORM.DK
FOUNDED:	1889
MANAGEMENT:	KLAUS KJÆRULFF, CEO KLAUS NYBORG, CFO
BOARD OF DIRECTORS:	N.E. NIELSEN (CHAIRMAN) CHRISTIAN FRIGAST (VICE CHAIRMAN) LENNART ARRIAS (ELECTED BY THE EMPLOYEES) DITLEV ENGEL REX HARRINGTON PEDER MOURIDSEN (ELECTED BY THE EMPLOYEES) GABRIEL PANAYOTIDES
AUDITORS:	DELOITTE, ERNST & YOUNG

TO THE SHAREHOLDERS

2003 has been a very eventful year for TORM with high, but fluctuating rates for the Tanker division, strongly increasing rate levels in the Bulk division, combined with ever increasing demands placed on the vessels, as well as the organization behind them, from customers, international organizations and individual countries. The result was the best in the Company's 115-year history.

The market for the Company's product tankers began the year at very high levels as a result of a number of factors, in particular the effects of the sinking in November 2002 of the single-hulled tanker "Prestige", but also factors such as the war in Iraq, the general strike in Venezuela coupled with the impact of generally low inventories of clean petroleum products.

Aside from a short period of weaker rates towards the end of the second quarter, the effect of the aforementioned factors meant that the high freight rate level was sustained throughout the summer period - somewhat longer than expected at the beginning of the year. Towards the end of 2003, however, rates did fall significantly, in line with our expectations at the beginning of the year.

Our newbuilding programme continued as planned and we took delivery of a total of four newbuildings in 2003. There was new ordering of vessels during the year and the total value of our remaining newbuilding programme, which consists of six vessels following the delivery of TORM ESTRID early in 2004, is in excess of USD 200 mill. This underlines our belief in the future and a commitment to maintaining and developing a modern, quality fleet. Following the delivery of TORM ESTRID, the average age of our product tanker fleet is 5.1 years - one of the lowest in the industry. TORM's own fleet has almost doubled over the last five years.

Our pool strategy was further cemented during 2003. Despite the departure of one pool partner, the number of vessels in the three tanker pools increased by 13% in 2003. We continue to experience strong interest from owners wishing to join our three pools.

During 2003, new revised rules in respect of the phasing out of single-hulled tankers were adopted, both within the European Union and under the auspices of the UN agency responsible for shipping, the International Maritime Organization (IMO). The new rules will result in a faster



phase-out of single-hulled tankers and prohibit the carriage of certain types of oil in single-hulled tankers.

TORM considers the implementation of these additional environmental requirements as a positive development. It is the Company's view that these rules will speed up the trend towards a "two tier market", where double-hulled vessels approved by the oil majors will have preference, as older, single-hulled tonnage is unable to operate in specific areas such as the EU. As a result, the customer ends up with reduced trading flexibility, when a vessel is unable to trade everywhere. These new rules are expected to accelerate scrapping of older tonnage.

The bulk market started a dramatic firming in rates in the middle of the third quarter 2003, reaching historically high levels. The increases came about against a background of particularly buoyant demand from China for iron ore, coupled with a very low level of newbuilding deliveries and a low global newbuilding order book in this market.

TORM had expected a turn around - albeit somewhat more moderate - in bulk charter rates in 2003, and more particularly 2004, and had therefore decided at the end of 2002 to charter in a number of bulk carriers in order to take advantage of the expectedly higher rates. In order to cover part of the risk associated with the higher business volume in the Bulk division, however, we covered forward part of the exposure, and as such have not been in a position to take full advantage of the booming bulk market during 2003.

However, the prospects for the Bulk division for 2004 are extremely positive. TORM has already concluded a number of time charter contracts at historically high levels for 2004 and we expect that the division in 2004 will achieve highly satisfactory earnings.

In December 2003, we redelivered the last remaining offshore supply vessel and have thus continued the focusing on our core business activities that took place with the disposal of our Liner activities in 2002.

The Company's financial position and organizational strength have never been better. We continue to evaluate all possibilities for expanding our company considerably through new investments, purchase of second hand ships, fleets, or companies with fleets, which would fit TORM's profile. However, vessel values and freight rates have increased substantially, which calls for prudence and patience, as the market historically has been cyclical.

2003 was the year, where TORM changed its accounting policies in a significant area. Now the accounts are prepared with US Dollars as the primary measurement currency. The key effect is that the vessels (and the loan on the vessels) are now included in the balance sheet at the USD/DKK-exchange rate at the balance sheet date, whereas previously the vessels were included at the historic exchange rate. We believe that this better shows the Company's financial position, especially in periods with volatile exchange rates. Had TORM kept its previous accounting policies, the Company's shareholders' equity would have been DKK 619 mill. or 25% higher at the end of 2003.

2003 was a very eventful year for TORM where the strategy was executed with highly satisfactory results, which opens the road for further progress in 2004.

Let me conclude by thanking TORM's trading partners and shareholders for a good cooperation in 2003 and a special thanks to our dedicated employees, both at shore and at sea, for a tremendous effort in 2003.

Klaus Kjærulff, CEO

GROUP FINANCIAL HIGHLIGHTS

DKK mill.	2003 Group	2002 Group	2001 Group	2000 Group	1999 Group
INCOME STATEMENTS					
Net revenue	1,928	1,539	2,001	1,597	924
Port expenses, Bunkers, Charter hire and Technical running costs	(1,281)	(1,237)	(1,248)	(1,012)	(735)
Gross profit (Net earnings from shipping activities)	**647**	**302**	**753**	**585**	**189**
Profit from sale of vessels and interests	0	17	92	11	0
Administrative expenses	(126)	(101)	(113)	(67)	(47)
Other operating income	51	55	59	45	26
Profit before depreciation	**572**	**273**	**791**	**574**	**168**
Depreciation	(177)	(159)	(178)	(249)	(203)
Profit before financial items	**395**	**114**	**613**	**325**	**(35)**
Financial items	657	6	(97)	(169)	(125)
Profit/(loss) before tax	**1,052**	**120**	**516**	**156**	**(160)**
Tax on profit on ordinary activities	(1)	360	(166)	(53)	56
Profit from continuing operations	**1,051**	**480**	**350**	**103**	**(104)**
Profit before tax from discontinued operations	0	70	17	5	(1)
Tax on discontinued operations	0	0	0	0	0
Net profit for the year	**1,051**	**550**	**367**	**108**	**(105)**
BALANCE SHEET					
Fixed assets	4,169	3,188	2,704	2,787	3,212
Total assets	4,894	4,013	4,049	4,040	4,346
Shareholders' equity	2,464	1,623	1,355	1,051	932
Total liabilities	2,430	2,390	2,335	2,783	3,240
Invested capital	3,186	2,844	2,297	2,459	3,073
Net interest bearing debt	1,698	1,511	980	1,436	2,160
Cash and bonds	479	522	827	726	604
CASH FLOW					
From operating activities	494	261	682	287	69
From investing activities	(1,008)	(1,118)	(54)	591	(522)
thereof investment in tangible fixed assets	(1,122)	(954)	(554)	(351)	(527)
From financing activities	471	552	(519)	(756)	319
Cash etc. in companies acquired/divested	0	0	(8)	0	0
Net cash flow	(43)	(305)	101	122	(134)
KEY FIGURES*					
Gross margin	33.6%	19.6%	37.6%	36.6%	20.5%
Profit before depreciation/Net revenue	29.7%	17.7%	39.5%	35.9%	18.2%
Profit before financial items/Net revenue	20.5%	7.4%	30.6%	20.4%	-3.8%
Share price, end of period, DKK	180.5	56.4	46.0	59.0	24.0
Millions of shares, end of period	18.2	18.2	18.2	18.2	18.2
Earnings per share, DKK	60.7	31.8	21.0	5.9	(5.8)
Diluted earnings per share, DKK	59.9	31.8	21.0	5.9	(5.8)
RoE	51.4%	36.9%	30.5%	10.9%	NA
RoIC**	13.1%	4.4%	25.8%	11.7%	NA
Equity ratio	50.3%	40.4%	33.5%	26.0%	21.4%
Proposed dividend per share, DKK	12.0	2.0	4.0	2.0	2.0
Exchange rate USD/DKK, end of period	5.96	7.08	8.41	8.02	7.40
Exchange rate USD/DKK, average	6.59	7.89	8.32	8.08	6.98

*) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts.
**) Profit before financial items divided by average Invested capital, defined as average of beginning and ending balances of (Shareholders' equity plus Net interest bearing debt less Non-operating assets).

2003 HIGHLIGHTS

- Net profit for the year was DKK 1,051 mill. (2002: DKK 550 mill.). The Board of directors considers the result to be highly satisfactory.
- 2003 Net profit includes an unrealized gain of DKK 681 mill. in respect of the Company's holding in Dampskibsselskabet "NORDEN" A/S.
- The result is in line with the revised profits guidance for the year announced on 6 January 2004.
- Profit before depreciation was DKK 572 mill. (2002: DKK 273 mill.). Profit before financial items was DKK 395 mill. (2002: DKK 114 mill.).
- Cash flow from operating activities was DKK 494 mill. whilst cash outflow from investing activities was DKK 1,008 mill.
- Shareholders' equity was DKK 2,464 mill. at 31 December 2003 (2002: DKK 1,623 mill.).
- Return on Equity of 51.4% (2002: 36.9%) and Return on Invested Capital of 13.1% (2002: 4.4%).
- The Company changed accounting policies in 2003 in order to use the US Dollar as the primary measurement currency. This change has led to a reduction in Shareholders' equity of DKK 619 mill. and an increase in 2003 Net profit of DKK 55 mill.
- The market value of the fleet exceeded book value by DKK 837 mill. as of 31 December 2003.
- New rules adopted by the IMO and the EU for the phasing out of older single-hulled tankers were adopted during 2003.
- TORM took delivery of four newbuildings during the year, two MR vessels and two LR2 vessels.
- TORM took delivery of a second hand Panamax bulk carrier during the year and exercised an option to purchase a time chartered Panamax vessel and decided to exercise purchase options on two further Panamax bulk carriers, both of which will be delivered during 2004. During the first quarter 2003 the Company sold a 1992-built MR product tanker.
- At year-end, the three tanker pools consisted of 61 vessels, whereas the Bulk division comprised 19 vessels.
- For 2004 TORM expects profit before tax, excluding any gain or loss on the shares of Dampskibsselskabet "NORDEN" A/S, of DKK 750-800 mill. The unrealised gain in 2004 on the NORDEN shares on 9 March 2004 was DKK 988 mill.
- The Board of Directors recommends a dividend of DKK 12 per share (2002: DKK 2 per share).





MANAGEMENT'S AND AUDITORS' REPORTS

STATEMENT BY THE BOARD OF DIRECTORS AND MANAGEMENT ON THE ANNUAL REPORT

The Board of Directors and Management have presented and adopted the Annual Report for the year ended 31 December 2003.

The Annual Report of A/S Dampskibsselskabet TORM has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish accounting standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

We consider the accounting policies used to be appropriate and the accounting estimates made to be reasonable. To the best of our belief, the Annual Report includes the information which is relevant for an assessment of the Company's and the Group's financial position. Against this background, it is our opinion that the Annual Report gives a true and fair view of the Company's and the Group's assets and liabilities, financial position, results of operations and consolidated cash flows for the year ended 31 December 2003.

We recommend that the Annual Report is adopted at the annual general meeting.

Copenhagen, 10 March 2004

BOARD OF DIRECTORS

N. E. Nielsen
Chairman

Christian Frigast
Vice Chairman

Lennart Arrias

Ditlev Engel

Rex Harrington

Peder Mouridsen

Gabriel Panayotides

MANAGEMENT

Klaus Kjærulff
CEO

Klaus Nyborg
CFO

AUDITORS' REPORT

TO THE SHAREHOLDERS OF A/S DAMPSKIBSSELSKABET TORM

We have audited the annual report of A/S Dampskibsselskabet TORM for the financial year 2003.

The annual report is the responsibility of the Company's Board of Directors and Management. Our responsibility is to express an opinion on the annual report based on our audit.

BASIS OF OPINION
We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

OPINION
In our opinion, the annual report gives a true and fair view of the Group's and the Parent Company's financial position at 31 December 2003 and of the results of their operations as well as the consolidated cash flows for the financial year 2003 in accordance with the Danish Financial Statements Act and Danish Accounting Standards.

Copenhagen, 10 March 2004

Deloitte
Statsautoriseret
revisionsaktieselskab

Jesper Jarlbæk
State Authorised Public Accountant

Kirsten Aaskov Mikkelsen
State Authorised Public Accountant

Ernst & Young
Statsautoriseret
revisionsaktieselskab

Tom Hornbøll
State Authorised Public Accountant

Henrik Kofoed
State Authorised Public Accountant

OUTLOOK FOR 2004



MARKET EXPECTATIONS FOR THE TANKER DIVISION

The increasingly stringent requirements for tanker safety, which were adopted by the EU and IMO during 2003 are expected in 2004 to accelerate the tendency towards a 'two-tier' market, in which modern tonnage achieves higher rates whilst older, single-hulled tonnage - in light of the new rules - will lose flexibility, not only in terms of the type of cargo they can carry, but also face restrictions in terms of port accessibility. Trading flexibility is of crucial importance to the customers. At the same time, the new rules are expected to lead to the market being better able to absorb the relatively high number of new-buildings due for delivery during the next two to three years.

Taken as a whole, the Company expects a softer market during 2004 compared to 2003.

WORLD FLEET IN TORM'S SEGMENTS BY AGE


NUMBER OF VESSELS
250
200
150
100
50
0
MR
LR1
LR2
0-5 years
5-10 years
10-15 years
15+ years
Order book
Source: TORM, includes chemical and crude oil tankers

As a result of the balance between demand for transportation capacity, the addition of new vessels to the world fleet, acceleration of the phase-out of older tonnage, seasonal factors (where first and fourth quarter are traditionally the strongest), coupled with the absence of any singularly significant factors which affect the market's equilibrium, the Company expects rates for its three types of tankers to be as follows in 2004:

The market can be influenced by single - but currently unknown - factors such as, for instance, war or strikes. Consequently, rates can vary dramatically from what is expected, in both upwards and downwards directions.

EXPECTED TCE FREIGHT RATES AND OPERATING DAYS FOR THE TANKER DIVISION IN 2004

	full year 2003	2004 1st quarter	2004 2nd quarter	2004 3rd quarter	2004 4th quarter	2004 full year
LR2						
–TCE rates (USD/day)	27,185	29,720	17,641	20,192	22,075	22,407
–Operating days	1,231	450	450	455	455	1,810
LR1						
–TCE rates (USD/day)	22,429	24,563	16,102	14,994	16,786	18,111
–Operating days	847	262	293	383	387	1,324
MR						
–TCE rates (USD/day)	17,307	18,652	13,107	12,587	13,854	14,550
–Operating days	4,015	1,023	1,060	1,081	1,077	4,241

OUTLOOK FOR 2004

MARKET EXPECTATIONS FOR THE BULK DIVISION

TORM expects that the bulk market will continue to be very firm during 2004.

This is due to a comparatively limited global order book of new deliveries against a background of very strong demand, coupled with very limited available yard capacity between now and the end of 2007. As such, the market is not expected to have to absorb an unusually large number of newbuildings in 2004, which historically has been the case when the bulk market for even shorter periods has been strong.

BULK ORDER BOOK IN % OF EXISTING WORLD FLEET



25
20
15
10
5
0
Dec 1995
Jun 1996
Dec 1996
Jun 1997
Dec 1997
Jun 1998
Dec 1998
Jun 1999
Dec 1999
Jun 2000
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Dec 2002
Jun 2003
Dec 2003
Source: Clarksons
● Panamax order book in % of world fleet
● Handysize order book in % of world fleet

With a reasonably accurate estimate as to the size of the world fleet in 2004, the freight market's direction will be dependent on the development in demand - which in 2003 was driven to a large extent by Chinese demand for iron ore, longer ton-mile voyages and port congestion – itself the result of growing demand.

Although it is TORM's view that the market will stay at high rate levels, the Company has nonetheless considered it prudent to cover a large part of the earnings at rates that seen in a historical context are at a very high level. Consequently, some 70% of operating days of the Company's Panamax fleet have been covered for 2004 on longer term contracts at an average rate of USD 23,345 per day, securing certain and historically high earnings on the vessels.

The Company expects the following rates for the Bulk division in 2004:

EXPECTATIONS FOR TORM'S 2004 PROFIT BEFORE TAX

The Company forecasts 2004 profit before tax to be DKK 750-800 mill., from the Company's own activities of which the Bulk division is expected to be the main contributor.

This forecast is based on a USD/DKK exchange rate of 6.00, and the share price of NORDEN being unchanged from 31 December 2003. As of 9 March 2004, the unrealized gain on the NORDEN shares in 2004 is DKK 988 mill. The expectations are based on additions to the fleet during the year of two second hand Panamax bulk vessels, two LR1 product tankers (new-buildings) and one second hand MR product tanker.

The expectations are uncertain, as a number of unforeseen factors – as has been the case in recent years – can impact the result significantly.

Should other factors remain unchanged, however, profit before tax will be affected from a freight rate change in all five segments as follows:

2004 PROFIT BEFORE TAX



DKK MILL.
1,100
1,000
900
800
700
600
500
400
(6,000)
(5,000)
(4,000)
(3,000)
(2,000)
(1,000)
0
1,000
2,000
3,000
4,000
5,000
6,000
Changes in freight rates from current forecast (USD/day)

The graph illustrates the development in profit before tax for TORM's own activities with positive/negative changes in the expected freight rates. The variations apply only to the operating days in 2004 for which TORM's vessels have not already been chartered out at fixed rates.

EXPECTED TCE FREIGHT RATES AND OPERATING DAYS FOR THE BULK DIVISION IN 2004

	Full year 2003	2004 1st quarter	2nd quarter	3rd quarter	4th quarter	Full year
Panamax						
-TCE rates (USD/day)	11,695	23,986	28,397	28,231	30,093	27,677
-Operating days	5,147	1,376	1,331	1,274	1,254	5,235
Handysize						
-TCE rates (USD/day)	8,706	16,000	15,000	13,000	11,000	13,750
-Operating days	1,258	300	300	234	212	1,047



SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

TANKER DIVISION

Freight rates for the Tanker division were at high levels for most of 2003, but fell back during the second half of the year. Increasingly stringent requirements from international governing bodies, individual countries and customers to the vessels and the organization behind them brought about an increased focus on ship owners with a commitment to quality tonnage.





Freight rates for product tankers in the segments within which TORM operates began the year at very high levels. There were a number of reasons for this, which, in combination, generated a positive effect. With the exception of the increased focus on quality tonnage, these factors did not have a long-term impact on the market. These other factors included a general strike in Venezuela, which resulted in longer 'ton-mile' voyages for cargoes to the North American market and the war in Iraq combined with generally low inventories of clean petroleum products.

TORM originally expected that the high rate level would not be sustainable after the first quarter 2003. The firm rate levels generally held over the summer, which was the main reason for the upwards adjustments of the profit expectations during 2003.

The Company's policy - to maintain a young, modern tanker fleet – was further cemented during the year. In January 2003, the Company took delivery of the MR product tankers TORM THYRA and TORM FREYA, while the 1992-built MR product tanker TORM GYDA was sold in January 2003, and in September and November 2003 respectively, the two LR2 product tankers TORM VALBORG and TORM INGEBORG were delivered. Following the delivery in January 2004 of the LR1 newbuilding TORM ESTRID, the Company's order book consists of one LR1 newbuilding for delivery mid-year 2004 plus five LR2 newbuildings for delivery in 2006-2008. The remaining newbuilding programme is valued at more than USD 200 mill. and underlines the Company's commitment to maintaining and expanding a modern, quality fleet. Following the delivery of TORM ESTRID, the average age of the Company's product tanker fleet is 5.1 years. The Company's owned fleet of product tankers has increased from 0.5 mill. DWT in 1998 to 1.2 mill. DWT in 2003, an increase of 136%.

Following the sinking of the single-hulled crude oil tanker "Prestige" in November 2002, rules and regulations governing the carriage of oil at sea and the phase-out of single-hulled tankers were reviewed. This took place within the European Union as well as globally under the auspices of the United Nations' agency responsible for shipping, the International Maritime Organisation (IMO). The revised rules contain a number of measures, including faster phase-out of single-hulled tankers along with restrictions on which types of cargoes that may be carried in single-hulled tankers.

AVERAGE DAILY TCE EARNINGS 1998-2003


USD/DAY
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan 1998
Jan 1999
Jan 2000
Jan 2001
Jan 2002
Jan 2003
Jan 2004
Source: Clarksons

● Arab Gulf - Japan 75,000 t (LR2) ● Arab Gulf - Japan 55,000 t (LR1) ○ MR average



TORM AND POOL PARTNERS VESSELS IN THE THREE PRODUCT TANKER POOLS

AS OF 31 DECEMBER 2003


25
20
15
10
5
0

	MR	LR1	LR2
Pool partners	12	19.5	11
TORM	11	2.5	5
	23	22	16

POOL PARTNERS

AS OF 31 DECEMBER 2003

LR2	LR1	MR
Maersk Tankers	Difko	LGR
Oldendorff	Marinvest	Primorsk
Primorsk	Mitsui OSK	Rederi AB Gotland
Rederi AB Gotland	Waterfront	Sanmar
TORM	TORM	TORM

The major oil companies have increasingly shown a preference for double-hulled vessels operated by approved and reputable ship owners. The customers evaluate and audit not only the vessel, but also the organizations behind these, with significant and more onerous requirements. The information collected is shared by the oil companies and significant deficiencies may lead to ship owners or vessels losing preference. This has led to a "two-tier" market, where modern vessels and well-organised ship owners achieve superior earnings. Increasing emphasis on environmental rules and regulations is expected to further reinforce this trend.

TORM's pool strategy saw further expansion during 2003. Despite the departure of one pool partner, Pacific Carriers Limited, the number of vessels operated within the three pools increased from 54 at the beginning of the year to 61 at year-end, with widespread interest to place vessels in the pools. Based on scheduled deliveries to existing pool partners during 2004, the three pools are expected to grow to a total of 75 vessels by the end of 2004.

The Tanker division's net profit after tax was DKK 291 mill. against DKK 158 mill. in 2002. The increase is primarily a result of the previously mentioned higher freight rates and increased business volume related to delivered newbuildings, countered by the lower USD.

OECD 2003 REFINED PRODUCT INVENTORIES

MILL. BARRELS


1,600
1,500
1,400
1,300
1,200
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Source: Pareto/IEA
5 year max.
5 year min.
5 year average
2003

TANKER DIVISION

DKK MILL.	2003	2002
INCOME STATEMENT		
Net revenue	1,115.1	904.1
Port expenses and bunkers	**(319.0)**	**(228.9)**
Time Charter Equivalent Earnings	796.1	675.2
Charter hire	(83.5)	(200.4)
Technical running costs	(195.1)	(159.4)
Gross profit (Net earnings from shipping activities)	**517.5**	**315.4**
Profit from sale of vessels and interests	(0.5)	12.2
Administrative expenses	(88.8)	(77.9)
Other operating income	50.9	53.4
Profit before depreciation	**479.1**	**303.1**
Depreciation	(154.6)	(136.0)
Profit before financial items	**324.5**	**167.1**
Financial items	(33.8)	(9.5)
Profit/(loss) before tax	**290.7**	**157.6**
Tax on profit on ordinary activities	0.0	0.0
Net profit for the year	**290.7**	**157.6**

BULK DIVISION

Freight rate developments in the bulk market were positive during 2003 and increased considerably from September 2003, reaching historically high levels.

The strong increase in rates came about against a background of a sudden strong rise in demand from China especially for iron ore, combined with limited growth in the number of newbuildings entering the market.



PANAMAX BULK TCE EARNINGS


USD/DAY
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan 1990
Jan 1991
Jan 1992
Jan 1993
Jan 1994
Jan 1995
Jan 1996
Jan 1997
Jan 1998
Jan 1999
Jan 2000
Jan 2001
Jan 2002
Jan 2003
Source : Clarksons

TORM had anticipated that rates would improve during 2003 and against these expectations chartered in a number of Panamax bulk carriers on period charter towards the end of 2002. Most of these contracts included an option to extend for additional periods upon completion of the base period. During the year, the Company took delivery of the 1992-built Panamax bulk carrier "Santa Teresa", which was subsequently re-named TORM HERDIS.

In order to minimize the risk associated with the significant expansion of the activity level in the Bulk division, TORM entered into a number of transactions (FFAs and COAs), designed to cover the base period in respect of the chartered in vessels.

The tremendous increase in freight rates was surprising and in covering the base period with FFAs and COAs, TORM was not in a position to take full advantage of the market upswing. The FFAs expired in the fourth quarter, whereafter the Company going forward will be better able to benefit from the stronger freight rates.

TORM has exercised an option to purchase the time-chartered vessel TORM MARTA and has decided to exercise options to purchase further two chartered-in vessels, TORM MARLENE and TORM BALTIC. These vessels will be delivered during 2004. TORM's owned fleet will after delivery of the aforementioned vessels consist of six Panamax bulk carriers and two Handysize vessel's.







BULK DIVISION		
DKK MILL.	2003	2002
INCOME STATEMENT		
Net revenue	**793.3**	**591.8**
Port expenses and bunkers	(308.0)	(322.3)
Time Charter Equivalent Earnings	**485.3**	**269.5**
Charter hire	(309.6)	(242.4)
Technical running costs	(43.0)	(44.1)
Gross profit (Net earnings from shipping activities)	**132.7**	**(17.0)**
Profit from sale of vessels and interests	0.0	4.8
Administrative expenses	(30.1)	(21.8)
Other operating income	0.4	1.8
Profit before depreciation	**103.0**	**(32.2)**
Depreciation	(21.7)	(22.2)
Profit before financial items	**81.3**	**(54.4)**
Financial items	4.5	(0.6)
Profit/(loss) before tax	**85.8**	**(55.0)**
Tax on profit on ordinary activities	0.0	0.0
Net profit for the year	**85.8**	**(55.0)**

The Bulk division's net profit after tax was DKK 86 mill. against a net loss of DKK 55 mill. in 2002. The increase is primarily a result of the above mentioned much stronger freight rates especially in the fourth quarter 2003, countered by the lower USD, and TORM's covering of the chartered in vessels.

PANAMAX BULK VESSEL, SECOND HAND VALUE
5 YEARS OLD, 73,000 DWT


USD MILL.
30
25
20
15
10
Jan 1990
Jan 1991
Jan 1992
Jan 1993
Jan 1994
Jan 1995
Jan 1996
Jan 1997
Jan 1998
Jan 1999
Jan 2000
Jan 2001
Jan 2002
Jan 2003
Source: Clarksons

OTHER ACTIVITIES

Apart from the Company's activities within the Tanker and Bulk segments, in 2003 TORM had activities in the Offshore supply vessel segment, within which the last vessel, TORM KESTREL, was redelivered to the owner in December 2003. Additionally, some adjustments to working capital have been effected in connection with the sale of the Company's Liner activity in 2002.

DAMPSKIBSSELSKABET "NORDEN" A/S

In the summer of 2002, TORM acquired a share holding in Dampskibsselskabet 'NORDEN' A/S. The holding consists of 727,803 shares, equal to 33.35% of NORDEN's share capital, excluding treasury shares.

Although TORM's original aim – to merge the two companies and thereby create a stronger entity within both the product tanker and bulk segments – did not succeed at the time, TORM decided to retain the investment.

This was done in order to leave the possibility open for a merger at a future date, and because TORM's evaluation that the bulk market - NORDEN's principal activity - would improve throughout 2003, leading to better financial results for NORDEN.

TORM had an unrealized gain of DKK 681 mill. related to the NORDEN shares in 2003.

The NORDEN share price was DKK 1,305.15 as of 31 December 2003. As of 9 March 2004, the NORDEN share price was DKK 2,663.06 per share.


NORDEN SHARE PRICE 2003
DKK/SHARE
1,400
1,200
1,000
800
600
400
200
0
Jan 2003
Feb 2003
Mar 2003
Apr 2003
May 2003
Jun 2003
Jul 2003
Aug 2003
Sep 2003
Oct 2003
Nov 2003
Dec 2003
Source: Copenhagen Stock Exchange



TRENDS WITHIN THE PRODUCT TANKER AND BULK SEGMENTS

TORM has decided this year to describe some of the key trends affecting the two segments in which the Company operates. These form the background for TORM's strategy and the implementation of this.

1 LOCATION OF REFINERIES
2 CONSOLIDATION AMONG THE OIL COMPANIES
3 CONSOLIDATION MADE POSSIBLE BY FINANCIAL MARKETS
4 SAFETY, ENVIRONMENT AND SECURITY
5 IMO AND EU REGULATION
6 LOWER BREAK-EVEN FREIGHT RATES
7 SHORTAGE OF SHIPYARD CAPACITY IN THE BULK SEGMENT

>TORM'S STRATEGY<





LOCATION OF REFINERIES

During the 1970s crude oil was transported to refineries in the western hemisphere to be refined into different oil products. Over the intervening years, however, more and more refineries have been built in the Middle East, Asia and Russia, as the oil producing countries is seeking to take a greater share of the value-added associated with refining. Furthermore, increasingly stringent environmental requirements have been imposed in the countries in the western hemisphere, which were previously the largest refining nations.

Oil refineries are today built closer to where crude oil is produced, and in light of these developments, 92% of the growth in the world's refinery capacity (source: Clarksons) during the period 1998–2002 took place in Asia and the Middle East, and 42% of the growth in the period 2002–2005 is expected to take place in this area. This means that the most modern and specialized refineries in the world will be located outside the western hemisphere.

However, the western world is expected to continue to be the largest consumers of refined petroleum products. Taken together with growing refinery capacity outside these countries, demand for transportation of refined petroleum products from distant producing countries to consuming countries, using product tankers such as TORM's, is expected to increase.




REFINING CAPACITY ADDITIONS
MILL. BARRELS/DAY
6
5
4
3
2
1
0
(1)
(2)
N. America + W. Europe
Middle East
Asia
Others
Source: Clarksons
1998–2002
2003e–2005e


IMPORT OF REFINED OIL PRODUCTS
MILL. TONNES
350
300
250
200
150
100
50
0
N. America and OECD Europe
Japan
Other Asia
Source: Marsoft
1995
2000
2003e
2005e
2007e

CONSOLIDATION AMONG THE OIL COMPANIES

Throughout the 1990's, the oil industry went through a period of extensive consolidation, whereby the number of international oil companies and oil traders reduced, leaving larger companies with a proportionally larger market share.

This has resulted in greater demands on the ship-owning companies in recent years to provide increased transportation capacity and flexibility. The Company has derived an increasing part of the Tanker division's revenue from the largest customers. As such, TORM's Tanker division has seen an increase in the share of net turnover from its five largest customers from 33% in 1997 to 47% in 2003.

EXAMPLES OF OIL MAJORS' CONSOLIDATION

Before	After
Total Fina Elf	TotalFinaElf
Chevron Texaco	Chevron Texaco
BP Amoco Arco	BP Amoco
Exxon Mobil	Exxon Mobil



CONSOLIDATION MADE POSSIBLE BY FINANCIAL MARKETS

Throughout the 1990s, ship owners – especially in the tanker segment – have to an increasing degree made use of the equity and bond markets to raise capital for financing growth. Accordingly, a significant number of previously private companies are today publicly listed entities.

This has come about in combination with greater use of debt markets and resulted in increasing opportunities for these organizations to raise capital aimed at organic growth through ordering newbuildings as well as acquiring other ship owners and tonnage in the second hand market. These larger owners have therefore grown very significantly in a few years. This has, in turn, resulted in extensive consolidation within the industry, creating a number of very substantial ship owners. It is expected that this trend will continue further, not least in order to be able to meet the industry's requirements for capacity and flexibility.

EXAMPLES OF MERGERS AND ACQUISITIONS AMONG LARGER SHIP OWNERS 1997–2003

Date	Target	Acquiror	Share	Implied value (USD mill.)
8 Apr 2003	Bergesen d.y.	World Wide Shipping	100%	1,960
17 Dec 2002	Navion	Teekay Shipping	100%	800
22 Nov 2000	Osprey Maritime	World Shipholding	91%	1,000
15 Jan 1999	N&T Argonaut	World Wide Shipping	100%	4,167
24 Nov 1997	Nordstrom & Thulin	Argonaut	100%	416

Source: WeSIB

TORM considers the following publicly listed companies to be the ship owners, whose business areas are closest to TORM's:

	MARKET CAPITALIZATION (USD MILL.)*	Ticker	Website
Frontline Ltd.	2,488	FRO	www.frontline.bm
General Maritime Corporation	831	GMR	www.generalmaritimecorp.com
OMI Corporation	893	OMM	www.omicorp.com
Overseas Shipholding Group	1,420	OSG	www.osg.com
Stelmar Shipping Ltd.	498	SJH	www.stelmar.com
Teekay Shipping Corporation	2,915	TK	www.teekay.com
Tsakos Energy Navigation	547	TNP	www.tenn.gr
TORM	1,131	TRMD	www.torm.dk

*Source: NASDAQ as of 1 March 2004



SAFETY, ENVIRONMENT AND SECURITY

The ever increasing number of safety, environment and security requirements have significant consequences both at sea and ashore.

IMO, the flag states and the classification societies stipulate the requirements for the safe operation of ships. The requirements are a large spectrum of rules ranging from the construction of the vessel, its equipment, the operation of the vessel, officers' and crews' qualifications to the company's qualifications with regard to safe ship management.

In addition to these demands, the customers are increasingly demanding environmentally friendly and safe operation of the vessels and the organisations behind them. This leads to increased demands for establishing and documenting a number of business and work procedures.

This development is expected by TORM to lead to significant consolidation over time, whereby participants with older fleets with lower maintenance standards are gradually forced out of the market, as the customers have changed their criteria for selection of vessels and ship owners. This should lead to an improved balance in the market.

TORM sees this as a positive development, which supports the Company's strategy - focusing on newer, quality tonnage and gaining sufficient size to continually meet the increasing demand.


TORM VALBORG

IMO AND EU REGULATION

NEW PHASE-OUT RULES FOR SINGLE-HULLED TANKERS



In 2003, a number of revised rules and regulations were adopted by the EU and the IMO in relation to the phase-out of single-hulled tankers. These will bring about earlier and faster phase-out of single-hulled tankers and ban the carriage of certain types of so-called heavy oils in single-hulled tankers.

TORM considers the adoption of these environmental requirements to be a positive development and believes that these rules will accelerate the tendency towards a 'two-tier' market where double-hulled vessels, approved by the major oil companies, will have preference. Conversely, single-hulled tankers will lose trading flexibility, resulting in fewer cargoes for these vessels - leading to earlier demolition. This is a result of oil companies not being able to freely trade the vessels in all areas.

PHASE-OUT OF SINGLE-HULLED TANKERS	IMO	EU
Single-hulled tankers phased-out by	2010[1]	2003-2010[4]
Single-hulled tankers without SBT phased-out by	2005[2]	23 years old[2]
Ban on heavy fuel cargoes in single-hulled vessels	Yes	Yes
Vessels above 15 years must pass a CAS-test	Yes	Yes[3]
Rules in force from	5 April 2005	21 October 2003

[1] The flag state can allow double-sided or double-bottomed vessels to continue until 25 years old, or 2015, if they pass a CAS-test.
[2] SBT = Segregated ballast tanks.
[3] CAS = Conditional Assessment Scheme. A test of the vessel's maintenance standard and seaworthiness.
[4] When the vessel reaches 22-26 years, depending on the building year.

Of the total world tanker fleet, it is expected that 40% will be phased out by 2010 as a result of the revised IMO rules, whereas 13% of the world tanker fleet will be phased out by 2005, when the new IMO rules come into effect (source: Jefferies & Co., Inc.). The existing order book of tankers to be delivered up to 2006 comprises approximately 24% of the existing world tanker fleet.

The bulk market does not have similar requirements, although there are international efforts underway to create demands for bulk vessels to be double-hulled. However, this is not expected to be introduced in the foreseeable future.


TANKER ORDER BOOK IN % OF WORLD FLEET BY VESSEL SIZE (1,000 DWT)
25%
20%
15%
10%
5%
0%
Delivery year
2004
2005
2006
27-37.9
38-49.9
50-74.9
75-119.9
120-199.9
200.0+
Total





LOWER BREAK-EVEN FREIGHT RATES


MR CASH FLOW BREAK-EVEN
CASH FLOW BREAK-EVEN USD/DAY
MR NEWBUILDING PRICE (USD MILL.)
15,000
14,500
14,000
13,500
13,000
12,500
12,000
35
33
31
29
27
25
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Total cash flow break-even (USD/day)
MR newbuilding price (USD Mill.)
Source: TORM (based on Clarksons data)

During the past ten years, newbuilding prices have fallen significantly albeit they have firmed for delivery in 2006/2007. When combined with the effects of lower interest rates over the period, this has meant that the cash-flow break-even point[1] for product tankers has dropped substantially.

Compared to ten years ago, it is today possible to trade profitably at lower freight rates or to achieve higher earnings even with unchanged freight rates.

[1] Defined as debt repayments, interest and running cast in the first year of operation for a newbuilding delivered in the year.

SHORTAGE OF SHIPYARD CAPACITY IN THE BULK SEGMENT

During 2002, the global order book for Panamax bulk vessels reached an absolute low point. Freight rates were at the time at a low level and as such many ship owners chose not to order new tonnage. Following this period, on the other hand, container operators and tanker owners ordered extensively and in the process utilized a large part of shipyard capacity, which is booked until 2006/2007. This meant that the order book of bulk vessels has still not reached previous ordering levels, even after the recent historically strong increase in freight rates – which would normally have resulted in an ordering boom with short delivery time.

ORDER BOOK BY VESSEL TYPE


MILL. DWT
180
160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
Nov 2003
Tankers
Bulk Vessel
Container Vessel
Others
Source: Clarksons World Shipyard Monitor

PANAMAX BULK VESSELS GLOBAL ORDER BOOK IN % OF WORLD FLEET


25%
20%
15%
10%
5%
Dec 1995
Dec 1996
Dec 1997
Dec 1998
Dec 1999
Dec 2000
Dec 2001
Dec 2002
Dec 2003
Source: Clarksons



TORM'S STRATEGY

TANKER DIVISION

TORM's specialization in the product tanker segment is based on a belief that this market offers inherently superior growth potential compared to the crude oil tanker market. This is primarily because of the greater transportation requirements for refined products, as refinery capacity growth has moved further away from the western hemisphere, which is still the most significant consumer.

It has for a number of years been an integral part of TORM's strategy for the Tanker division to own and operate modern, double-hulled vessels given that TORM expected a gradual increase in demand for such vessels. In 1988, TORM was among the first owners to take delivery of double-hulled newbuildings and the Company's tanker fleet has for a number of years consisted purely of double-hulled tonnage. As of 31 December 2003, the average age of TORM's product tanker fleet was 5.3 years, among the lowest in the world. With ever increasing environmental and security requirements being introduced by the IMO and the EU, as well as individual nations and customers, TORM believes that a young fleet and a tradition for quality will be more important than ever.

The Company's strategy in the product tanker segment is based on the pool system, in which TORM cooperates with other owners of similarly high quality tonnage. The goal is to become closer to the customer by being able to offer a secure and timely delivery, to even out differences between geographical markets by having a fleet of sufficient size to cover all the key markets, and better matching customers' transport requirements, as these have grown, including through mergers and acquisitions.

As it is an aim to provide customers with reliable transportation of refined products, it is necessary to have available capacity. Consequently, the strategy in the product tanker market is naturally focused on the spot market. TORM will, however, from time to time cover part of the risk related to freight rates and bunker prices.

Freight rates prevailing in the spot market for both tank and bulk vessels are by their very nature volatile. TORM wishes, therefore, to retain the necessary financial strength to counter this volatility, which at the same time enables the Company to acquire quality second hand vessels at competitive prices, when the market is at a low level.

BULK DIVISION

Within the Company's Bulk division, the strategy has been to focus on two segments, namely Panamax and, to a lesser extent, Handysize. The Panamaxes are operated by TORM's own bulk division, whereas the Handysize vessels are operated within the IHC Pool in Hong Kong.

Unlike the Tanker division, the strategy in the Bulk division is to a greater extent based on chartered-in vessels, a number of which include purchase options. This results in greater flexibility, especially in terms of investments and coverage of freight exposure. This is especially important in the segments of the bulk market where TORM operates, as the market structure offers large opportunities for asset management.

During periods when TORM believes that freight rates have the potential for further increases in the medium- to long-term, the



Company will charter in tonnage with a view to take advantage of the expected stronger market. At the same time, TORM will seek to obtain an option to extend the chartering period and/or purchase the vessel. This ensures the greatest flexibility in terms of future fleet composition and investment profile.

HOW DOES THE POOL SYSTEM WORK?

The top governing body of the pool is the pool board, which consists of representatives of the participating ship owners. The pool boards set general guidelines for covering of freight rates, bunker purchases, etc. The daily chartering and operations of the vessels is undertaken in cooperation with the pool boards by the pool manager, which in the LR1 and MR pools is TORM, and in the LR2 pool is TORM and Maersk Tankers.

For these tasks, the pool manager receives a commission, which in TORM's accounts is included in "Other operating income", but at the same time the pool manager must bear additional costs of increased staff, IT systems, etc. The freight paid for all voyages performed by the pool in the period in question is distributed based on the number of days, where the individual owners' vessels have been available to the pool in the period and a previously agreed distribution factor depending on the vessels' capacity, speed and similar characteristics influencing the earnings potential of the vessel.

The individual pool partner is normally responsible for technical running, financing, crewing, etc. of the vessels, but TORM offers technical management and crewing services, if the pool partner prefers this.

MANAGING RISK AND EXPOSURE

TORM operates worldwide, and the Company is exposed to changes in economic, political and legal circumstances in individual countries generally. These include the risk of changes to the economic climate to which shipping, by its very nature, is exposed. These risks can be divided into commercial and financial risks.



COMMERCIAL RISKS

EARNINGS

The Company's income is principally generated from individual voyages, fixed at rates reflecting market conditions prevailing at the time and with an average duration of 20-40 days. To a lesser extent, income is also generated from time charter agreements typically of 6 to 12 months duration. As such, TORM is exposed to the considerable volatility inherent in the freight markets. By participating in well-established pool arrangements, this volatility is reduced through better fleet utilisation and a broader geographical spread. Furthermore, the number of waiting days is reduced given the size and capacity of each pool.

Freight rates are to a degree covered against the volatility in a number of different ways, including consecutive voyages, contracts of affreightment, FFAs and time charters. Of these, TORM principally uses the first three since they best combine the certainty of stable freight rates with the need for serving the customers of the pools.

SALE AND PURCHASE OF TONNAGE

The expansion of the fleet, particularly in the Tanker division, where a substantial newbuilding program is in progress, also encompasses a number of risk elements. These include the timing for placing contracts and the value of the vessel – which can vary considerably during its lifetime depending on the market situation. The Company's strategy is through prudent portfolio management of the assets and a solid financial status always to be in a position to take advantage of favourable market conditions in respect of the timely sale and purchase of vessels, rather than letting external parties decide when to undertake such transactions.

With regard to the newbuilding program, where at year-end there were six vessels on order at Korean and Chinese yards, in all cases guarantees for the Company's prepayments have been put in place. These guarantees have been arranged via state owned banks. At year-end 2003, the value of total prepayments was DKK 229 million.

FLEET ACCIDENTS

National and international rules and regulations mean that the Company could face considerable liabilities in the event that a vessel should be involved in an oil spill or emission of other environmentally damaging agents. In order to reduce the likely effect this could have on the Company's financial position, the fleet has been insured to the fullest extent possible in the context of what is possible and/or commercially justifiable.

The total insurance package consists of a wide insurance cover of vessel and cargo, including environmental damage, pollution and third party liability, total loss and war cover. Furthermore, owned vessels are ensured for loss of hire for a period of up to 90 days in the event of an accident. The Company's policy is to place insurances only with the most highly rated insurers - presently some 6 - 8 companies - along with the use of two P&I clubs in order to spread risk.

MOVEMENT IN BUNKER PRICES

The Company's operating results are affected by movements in the price of fuel oil consumed by the vessels - known in the industry as bunkers. To cover this risk, the Company hedges the price of bunkers for up to 12 months forward at a fixed price when it is judged optimal to do so. In 2003, the Company hedged six per cent of its bunker requirements, and at year-end had hedged seven per cent of the 2004 requirement. The market value of these contracts was DKK 0 mill. at year end (2002: DKK 1 mill.). A hypothetical change of 1 percentage point in the 2004 price per ton of bunker oil would result in a change in cost of DKK 2 mill. based on the expected consumption of bunkers, where the Company, not the charterer, takes the risk.

In light of the Company's pool structure, bunker hedging is not done in respect of an individual vessel when it has been chartered out. Instead, bunker hedging is planned with regard to the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been



fixed, the pool may hedge bunker requirements specifically for such a contract.

For the bulk carriers, bunkers are similarly hedged to match cargo contractual obligations but the requirements are generally less given that the vessels in many cases are chartered out on time charter, where the charterer is responsible for the payment of bunkers.

All bunker hedgings and indeed any other form of hedging are carried out only based on specific requirements and not for the purpose of any form of speculation.

CREDIT RISK

The Company's credit risk is considered minimal, as it is normal shipping practice that freight is paid prior to the discharge of a vessel´s cargo. The amounts receivable are therefore primarily made up of cross-over voyages and a small amount of demurrage.

Relating to investments in vessels and financing of investment and operating assets, it is the Company's policy only to use known and reputable partners.

FINANCIAL RISKS

Almost 100 per cent of the Company's income and charter obligations and the vast majority of operating costs and assets and liabilities are in USD. On the financial side, the Company is thereby exposed to exchange rate and interest rate changes. In order to manage these risks, the Company utilises financial hedging instruments.

EXCHANGE RATE RISK

The introduction of USD as measurement currency in the operating entities has not affected the underlying currency risks associated with the Company´s activities. However, it has meant that the financial reporting now better reflects the real currency risks, because the impact of exchange rate movements on the Company´s net profit and equity has been significantly reduced.

Apart from the transaction risk, TORM is still exposed to translation risk between USD and DKK for the part of net profit for the year originating from the operating entities. Other things being equal, a variation of 1 per cent in the USD/DKK exchange rate would result in a change in the net profit of DKK 5 mill. in 2003. Aside from the effect on the operating result, the effect on equity includes the effect of translation from the measurement currency to DKK and would be DKK 15 mill. in total based on a variation in the USD/DKK exchange rate of 1 per cent.

Currency risks are now assessed based on the USD, and the Company´s policy remains to limit the impact of exchange rate movements on the financial statements and the financial position of the Company.

The Company entered into cross currency swaps and forward rate contracts in previous years to minimize the effect of the USD exchange rate movements on the financial statements. The contracts, of which the last matures in January 2005, will be held until maturity or called prior to maturity if advantageous. They will not be renewed, as they no longer serve a hedging purpose. All value adjustments of the instruments are recognized directly in the income statement.

In order to minimize the exchange rate risk, the Company typically enters into forward contracts. The currency volatility on the expected cash flows related to the payment of wages and salaries, certain technical operating costs, administrative expenses and dividends in DKK countered by interest income in DKK is typically covered for a period of up to one year based on budgets and estimates. In 2003, the Company fixed exchange rate contracts with the sale of USD 21 mill. against the DKK and sold USD 21 mill. spot against DKK in order to cover cash requirements for operating costs in 2003. At year-end 2003, the Company

MANAGING RISK AND EXPOSURE



had sold forward USD 21 mill. to cover operating costs for 2004 corresponding to 50 per cent of the expected cash flows at an average exchange rate of DKK 5.96. In 2003, spot and forward exchange contracts amounting to USD 63 mill. were entered into at an average rate of 6.48 against DKK.

In addition, the Company has entered into an agreement to buy put options for USD 54 mill. to cover the translation risk relating to net profit for first half 2004 and a smaller part of second half 2004 based on budgets and estimates. As regards the put options, the counterparty must buy USD from TORM at an exchange rate of 5.91 to the DKK. In case the USD/DKK exchange rate exceeds various agreed levels between 6.28 and 6.68, the counterparty can purchase USD from TORM at an exchange rate of DKK 5.91 per USD. The average rate for these transactions is DKK 5.91 for the put options.

INTEREST RATE RISK

TORM's interest rate risks are in all materiality related to the holdings of bonds and the interest bearing debt. All the Company's loans are variable interest rate loans in USD entered into for the purpose of financing the Company's vessels. The portion of the variable rate mortgage debts and capitalized lease obligations with maturity within one year was USD 80 mill. and USD 142 mill. after one year but within 5 years. The effective interest rates were between 1.6% and 3.8%.

In certain cases, the Company utilises derivative financial instruments to control the effect of interest rate fluctuations on earnings and cash resources. Typically, the Company uses interest rate swaps for periods up to 5 years, normally 2-3 years if satisfactory interest rate levels can be achieved. For shorter term interest rate risk hedging, from time to time TORM uses forward rate agreements (FRAs).

The instrument's profile always matches the loan profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, the Company considers interest rate developments and future adjustments to the fleet to meet future requirements.

The portion of the interest swaps hedging the USD mortgage debt with maturity within one year was USD 88 mill. and USD 175 mill. after one year, but within 5 years. The effective interest rates were between 3.5 per cent and 4.8 per cent. The fair value of the Company's interest rate swaps was DKK (31.4) mill. at year end 2003 (2002: DKK (44.9) mill.).

At year-end, the Company had covered 69 per cent of its 2004 interest costs at an average rate of 3.9 per cent including margin. The covered debt has an average remaining time to maturity of 2.2 years with maturity between 2004 and 2009. A change of 1 percentage point in the interest on the outstanding variable debt would result in a change in interest cost of DKK 7.2 mill. in 2004.

As of 31 December 2003, the Company had an investment in Danish Government bonds and mortgage bonds with a book value of DKK 316 mill. The adjusted duration of the Company's bond portfolio was 3.0 years at year-end, and the portfolio produced an effective yield of 3.89 percent in 2003. Should the average interest rate change by 1 percentage point during 2004, the market value of these investments would change by DKK 9.4 mill.

HUMAN RESOURCES AND SOCIAL RESPONSIBILITIES



In order for TORM to be able to attract, retain and develop the best possible employees in the international world of shipping, it is essential that the Company creates an attractive working environment. The Company therefore aims, on an ongoing basis, to ensure that the opportunities for development for the individual and for TORM's organization are in place.

ASHORE

TORM's business areas are relatively specialized, and a number of positions particularly within chartering and operations require a high degree of specialized knowledge, which often can only be obtained through in-house training.

It is important for TORM to participate in offering young people in Denmark the possibility of an education in an international environment. Every year, a number of trainees are employed who are thereafter put through a theoretical and practical training process, which forms the basis of permanently employing competent people in both chartering and operations.

Training, education and international experience are important factors for both younger and more experienced employees. Through assignments overseas, younger employees are given the opportunity of acquiring an international perspective. TORM places great emphasis on training and education being an on-going process targeted at both TORM and the individual's needs for development within the business areas, IT, personal development and management skills. A large number of employees are offered management courses at internationally renowned universities.

There is intense competition internationally for capable and diligent employees, but despite this TORM has been able to retain highly capable people. A low staff turnover of 6.3% p.a. indicates that TORM is an attractive company in which to work with a good team spirit and pleasant working environment. TORM places great emphasis on offering an attractive and competitive salary, pension schemes and bonus payments. Modern offices with a flexible layout and with the facility to work partly from home and widespread use of IT tools result in considerable flexibility and cooperation.
A clear, concise and well-communicated business strategy along with annual appraisal interviews help to ensure that an open and constructive dialogue in respect of short- and long-term goals and assignments can take place.

The Company's success has led to a gradual increase in the number of positions, and improved efficiencies within the organization. The engagement of additional people takes place with careful and targeted employment of people not only with the right skills, but also with a positive attitude to achieve results individually as well as in cooperation within and across departments.

AT SEA

TORM's seafaring personnel comprises several nationalities. TORM has a comprehensive education program, which currently comprises 45 cadets at different stages in programs to become dual-purpose officer or engineer. Each year, TORM takes in 10-12 new cadets and thereby contributes significantly to keeping "The Blue Denmark".

Rules and regulations, especially about tanker operations, are extensive. As a consequence, TORM's training program is large and contains not only mandatory and legally required training, but also regular senior and junior officers' meetings, where current topics are discussed and internal and external lecturers contribute to keeping a high standard among TORM's seafaring employees.

All officers and crew can with the consent of TORM bring their spouses and children on board for up to three months, and the Company is very flexible regarding special vacation requests in connection with anniversaries, etc. All TORM's vessel have fitness rooms, and the vessels are equipped with TV, video, DVD, etc.

All this means that TORM among the seafaring employees has a low staff turnover of about 5% p.a.

SAFETY, ENVIRONMENT AND SECURITY

The ever increasing number of safety, environment and security requirements have significant consequences both at sea and ashore. The shore based organisation must be capable of providing the necessary resources to manage the preparation and implementation of new requirements, especially in the operation of tankers. This places a company such as TORM in a competitive position compared with operators with few vessels.



SAFETY

IMO, the flag states and the classification societies issue the requirements for the safe operation of ships. The requirements consist of a large spectrum of rules covering from the construction of the vessel, its equipment, the operation of the vessel, officers' and crews' qualifications to the Company's qualifications with regard to safe ship management.

The safety of the vessels' crew, the vessel and its cargo is a top priority for TORM. This is closely monitored. Accidents, near-miss and non-conformity reports are reviewed and analysed and feedback is given to the vessels to prevent re-occurrence of hazardous situations.

The safety and occupational health performance is monitored by calculating the Lost Time Accident Frequency (LTAF) on a monthly and yearly basis. The LTAF is the number of accidents where a person has been injured for each one million hours worked onboard. In 2002, the LTAF was 2.7 and in 2003 the LTAF was 1.5. This is considered to be in the very low end of the industry norm.

To continuously improve the safety awareness of TORM's officers and crew, a comprehensive training program has been implemented. The program includes more than 30 modules of onboard computer based training addressing all levels of officers and crew. A significant number of different courses are run ashore with the scope of improving the safety awareness and the knowledge of various standards and requirements.

The future regulations addressing safety and environmental aspects of ship operation are monitored carefully and incorporated in TORM's Safety Management System as early as possible.

ENVIRONMENT

All TORM vessels are constructed and operated in full compliance with national and international legislative requirements. These include emission control from the engines and cargo, non-toxic antifouling, garbage management, ballast water management, noise control, etc.

SECURITY

The security aspects of operating and managing vessels have been in focus in 2003. In the wake of the terror attack against US on 11 September 2001, the International Ship and Port Facility Security Code (ISPS Code) has been approved by the International Maritime Organisation. The deadline for the implementation is 1 July 2004.

The requirements of the ISPS Code are comprehensive and require both the ship manager as well as the port facility to set up, maintain and test procedures for the security of the vessel, the port and the vessel/port interface.

During 2003, TORM has developed the procedures and plans required by the code, and Lloyd's Register of Shipping approved TORM's first ship security plan in November 2003. The approved plan is now being implemented on other TORM vessels to ensure that all vessels will comply with the plan before the 1 July 2004 deadline.


NO SMOKING
SAFETY FIRST

CORPORATE GOVERNANCE



There is increasing focus on responsible management of companies both in Denmark and internationally. It is TORM's aim, that the Company is managed at all times in a proper, responsible manner - also seen over a longer period - and thereby contributes to creating value for all the Company's shareholders and other stakeholders.

DANISH CORPORATE GOVERNANCE

For the benefit of international investors, the annual report 2002 described key differences between corporate governance in Denmark and corporate management practices applied in the US. TORM's website, www.torm.dk, contains this description. There has been no changes in 2003.

INTERNATIONALLY

In connection with TORM's listing on NASDAQ, the Company is required to comply over time with a number of requirements outlined in US legislation under the Sarbanes-Oxley Act, including that the Companys' management is required to attest to the validity and correctness of the information presented in the accounts (Section 302). Section 404 of the act, which for TORM is in force for the financial year 2005 onwards, requires that publicly listed companies document and test significant procedures and internal controls in connection with information contained in a company's accounts. TORM has initiated a project to ensure compliance with section 404.



INVESTOR RELATIONS

It is TORM's goal to ensure that existing as well as potential investors are kept informed of relevant developments within the Company on an ongoing basis and that there is equal access to such information for all investors, be they private or institutional.



By providing accurate, thorough and relevant information to the market, TORM is endeavouring to create greater awareness about the Company and thereby the best possible foundation for investors as well as partners to evaluate the Company.

In recent years, TORM has increased the level of information in annual and quarterly reports, introduced quarterly reporting, telephone conferences and webcast presentations of quarterly and full-year results, increased the number of investor presentations in Denmark and internationally and made investor information more accessible on the Company's website.

The decision to dually list TORM on NASDAQ was taken against the background of the Company's wish to create a greater awareness of the Company internationally. Furthermore, TORM wishes to attract increased analyst coverage of the Company, as this traditionally has been important for potential investors and financial stakeholders. The trading volume of TORM's ADRs on NASDAQ increased substantially in 2003.

The aim is thereby to ensure that there is sufficient liquidity in the share at all times to achieve an effective pricing, given the conditions prevailing in the markets. It is pleasing, therefore, to report that total trading volume of TORM's shares on Copenhagen Stock Exchange in 2003 was 311% higher than in 2002, measured in DKK.

In 2003, the leading Danish financial newspaper BØRSEN awarded TORM's 2002 annual report its top prize for the best annual report for a company outside the Copenhagen Stock Exchange's KFX index. TORM considers this an acknowledgement of an improved quality of financial information and aims to sustain and further develop this approach in the years ahead.

DIVIDEND

The Board of directors recommends to the annual general meeting that a dividend of DKK 12 per share is paid (2002: DKK 2 per share). The extraordinarily high dividend should be seen in the context of the Company's earnings in 2003, and an expected dividend payment from NORDEN.

THE FOLLOWING ANALYSTS COVER TORM'S SHARES

Alfred Berg Bank/ABN Amro
Danske Equities
Gudme Raaschou Bankaktieselskab
Jefferies & Company, Inc.
WestLB Equity Markets

SHAREHOLDERS AND SHARE PRICE DEVELOPMENT

TORM'S SHARE PRICE ON THE COPENHAGEN STOCK EXCHANGE AND NASDAQ

COPENHAGEN STOCK EXCHANGE 2003
DKK/SHARE


200
175
150
125
100
75
50
25
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Source: Copenhagen Stock Exchange

NASDAQ 2003
USD/ADR


40
35
30
25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Source: NASDAQ

The following shareholders have notified the Copenhagen Stock Exchange, according to Section 29 of the Danish Securities Trading Act covering share dealings, that they own more than 5% of the share capital of TORM:

Name	Number	%
Beltest Shipping Company Ltd. (Cyprus)	5,608,300	30.8
Pacific International Investments Inc. (Liberia)	2,906,000	16.0
Menfield Navigation Company Limited (Cyprus)	1,371,851	7.5
A/S Dampskibsselskabet TORM's Understøttelsesfond	1,139,220	6.3
Tung Chiaur (Hong Kong) Ltd.	982,800	5.4
TOTAL SHARE CAPITAL	*18,200,000*	*100.0*

Additionally, TORM owns 4.8% of the Company's shares.

SHAREHOLDERS

TORM's share capital consists of 18,200,000 shares of DKK 10 per share nominal value. The shares are bearer shares without special rights. The shares are listed on the Copenhagen Stock Exchange (TORM) and the NASDAQ (TRMD). As of 31 December 2003, there were 2,268 registered shareholders, equivalent to 59.9% of the share capital.

SHARE INCENTIVE PROGRAMME

In 2001, TORM created a share option based incentive programme for the Management, key employees and the Board of directors. The programme comprises 23 persons and has meant that these persons during the period 2001–2003 have been granted options to purchase shares in the Company, where the option holder can buy the shares at the exercise price or where the differential between the share price as at the day of exercising the options and the option price will be settled in cash.

TORM had originally acquired 4.39% of the Company's share capital at a total investment of DKK 47 mill. to cover the risk related to share price movements in connection with the share option incentive programme. The value of these shares was DKK 144 mill. as of 31 December 2003, whereas the value of the exercised options was DKK 10.1 mill., which was settled in cash. As of 31 December 2003, 60% of the options were exercised.

The exercise price for 2001 was set at DKK 54 per share, DKK 58.50 for 2002 and DKK 62.60 for 2003. The options may be exercised one year at the earliest and three years and four weeks at the latest after the allocation date. The granting of these options was approved by the Annual General Meeting in 2001. In the event that the remainder are exercised through transfer of shares, this would equate to 1.7% of the share capital.

ANNOUNCEMENTS 2003/ FINANCIAL CALENDAR 2004

ANNOUNCEMENTS TO THE COPENHAGEN STOCK EXCHANGE 2003

NUMBER	DATE	SUBJECT
1	27 FEBRUARY 2003	ANNUAL REPORT 2002
2	21 MARCH 2003	AGENDA FOR ANNUAL GENERAL MEETING
3	24 MARCH 2003	TORM INCREASES EXPECTATIONS FOR 2003
4	28 MARCH 2003	CHANGE IN TORM'S BOARD OF DIRECTORS
5	9 APRIL 2003	ANNUAL GENERAL MEETING
6	22 MAY 2003	FIRST QUARTER 2003 RESULTS
7	25 JUNE 2003	2 NEWBUILDINGS ORDERED WITH DALIAN
8	5 AUGUST 2003	TORM INCREASES EXPECTATIONS FOR 2003 PROFIT AFTER TAX
9	19 AUGUST 2003	INTERIM REPORT FIRST HALF 2003
10	21 OCTOBER 2003	TORM PLACES ORDER FOR TWO MORE NEWBUILDINGS
11	27 OCTOBER 2003	TORM MAINTAINS EXPECTATIONS
12	11 NOVEMBER 2003	FINANCIAL CALENDAR 2004
13	21 NOVEMBER 2003	INTERIM REPORT FIRST NINE MONTHS 2003

FINANCIAL CALENDAR 2004

DATE	
20 APRIL 2004	ANNUAL GENERAL MEETING
20 MAY 2004	FIRST QUARTER 2004 RESULTS
12 AUGUST 2004	FIRST HALF 2004 RESULTS
11 NOVEMBER 2004	NINE MONTHS 2004 RESULTS





FINANCIAL REVIEW

TORM changed accounting policies in 2003 as described in the section "Accounting policies".

INCOME STATEMENT

NET REVENUE

TORM's net revenue was DKK 1,928 mill. in 2003 against DKK 1,539 mill. in 2002. Of the DKK 389 mill. increase in net revenue, DKK 211 mill. is attributable to the Tanker division, while DKK 201 mill. is related to the Bulk division. Generally higher rates, especially in the beginning of the year, and additions to particularly the MR segment, which in 2003 had 57% more operating days than in 2002, were the most significant reasons for the increase in tanker revenue. For the bulk vessels, an increase in market demand leading to higher freight rates in the Panamax segment was the primary reason for the increase. The Company's gradual withdrawal from the offshore activities during 2003 and 2002 led to a decrease in net revenue of DKK 23 mill. compared to 2002.

The increase in the Tanker division's net turnover should be seen against the background of the substantial drop in the USD/DKK-exchange rate during 2003. The average USD/DKK exchange rate decreased by more than 16% in 2003 compared to 2002. Without this drop, the increase in the Tanker division's net revenue would have been approximately DKK 432 mill. against a DKK 211 mill. actual increase. For the year as a whole, tanker freight rates peaked in March/April and thereafter showed a weakening tendency towards the end of the fourth quarter, where freight rates, especially influenced by demand from Asia, increased again. Towards the end of the fourth quarter, import of crude oil and refined products to the US increased due to the arrival of the winter season, which further increased the market demand for crude oil and product tanker vessels.

Seen across the year, the Company's LR2 vessels achieved freight rates that were 23% higher than in 2002. Combined with the addition of two newbuildings in third and fourth quarter, which increased operating days in the segment by 15%, this lead to increased net revenue. In the LR1 segment there was only a marginal increase in revenue compared to 2002, despite freight rates that on average 34% were higher than in 2002, as the number of operating days decreased by 255 or 23% following the redelivery of two chartered-in vessels towards the end of 2002. In the MR segment, TORM had 57% more operating days in 2003 compared to 2002, as the delivery of four newbuildings during 2002 had full effect in 2003 along with two newbuildings delivered in January 2003. The significant increase in the number of operating days combined with freight rates that were 24% higher in 2003 than in 2002 was the primary reason for the increase in total net revenue for the Tanker division.

EARNINGS DATA FOR THE TANKER DIVISION

	2002	2003					% change
	Full year	q1	q2	q3	q4	Full year	2002-2003
LR2/AFRAMAX VESSELS							
Available earning days	1,075	270	272	281	408	1,231	15%
TCE per earning day (USD/day)	22,021	31,237	32,804	27,008	19,559	27,185	23%
OPEX per earning day (USD/day) *)	(5,466)	(5,651)	(5,816)	(5,660)	(5,769)	(5,799)	6%
Operating C/F per earning day (USD/day) **)	6,475	16,931	18,479	12,997	7,630	13,911	115%
LR1/PANAMAX VESSELS							
Available earning days	1,102	210	194	220	223	847	(23%)
TCE per earning day (USD/day)	16,738	23,630	26,507	19,670	18,616	22,429	34%
OPEX per earning day (USD/day) *)	(6,398)	(5,691)	(7,070)	(4,966)	(6,646)	(6,458)	1%
Operating C/F per earning day (USD/day) **)	8,539	17,939	19,436	14,704	12,058	15,883	86%
MR VESSELS							
Available earning days	2,558	1,004	1,000	1,001	1,011	4,015	57%
TCE per earning day (USD/day)	13,920	18,355	19,369	15,523	15,188	17,307	24%
OPEX per earning day (USD/day) *)	(5,036)	(5,701)	(4,575)	(5,030)	(5,450)	(5,257)	4%
Operating C/F per earning day (USD/day) **)	8,865	12,653	14,794	10,493	9,790	12,051	36%

*) Operating expenses for own vessels.
**) TCE earnings less operating expenses and charter hire.

The increase for the bulk vessels' net revenue of DKK 201 mill., which adjusting for the lower USD/DKK exchange rate would have been approximately DKK 358 mill., is a clear indication of the strong increases shown in this part of the shipping industry. Generally, 2003 was a positive year for bulk vessels, but especially the fourth quarter saw dramatic increases, mainly driven by strong increases in Chinese imports of bulk products.

The Company's Panamax vessels saw an increase in freight rates of 60%, including the effect of hedging transactions, compared to 2002, which combined with an increase in the number of available operating days of 48%, or 1,672 days, comprise by far the largest part of the division's increase in net turnover. The increase in the number of available operating days was mainly attributable to chartered-in tonnage, as the purchase of two additional vessels only took place towards the end of the year. In the Handysize segment the total increase in net turnover was limited, as the effect of the improved market was approximately cancelled out by a decrease in the number of operating days, which fell by 15% due to the redelivery of tonnage.

EARNINGS DATA FOR THE BULK DIVISION

	2002	2003					% change
	Full year	q1	q2	q3	q4	Full year	2002–2003
PANAMAX VESSELS							
Available earning days	3,475	1,161	1,286	1,375	1,326	5,147	48%
TCE per earning day (USD/day)	7,318	9,166	11,905	12,965	14,789	11,695	60%
OPEX per earning day (USD/day) *)	(4,766)	(5,208)	(4,592)	(5,496)	(4,388)	(5,109)	7%
Operating C/F per earning day (USD/day) **)	(751)	606	3,331	6,070	7,641	2,926	490%
HANDYSIZE VESSELS							
Available earning days	1,475	356	351	276	276	1,258	(15%)
TCE per earning day (USD/day)	5,875	7,526	7,781	8,419	11,424	8,706	48%
OPEX per earning day (USD/day) *)	(3,010)	(3,442)	(3,180)	(2,811)	(2,871)	(3,058)	2%
Operating C/F per earning day (USD/day) **)	885	2,664	3,392	3,455	6,468	4,135	367%

*) Operating expenses for own vessels.
**) TCE earnings less operating expenses and charter hire.

FINANCIAL REVIEW

PORT EXPENSES AND BUNKERS

The Company's total port expenses and bunkers – or voyage expenses – increased in 2003 by approximately 12% or DKK 65 mill. to DKK 621 mill. Due to a fall in the time charter activity of the Company's tanker vessels, this item increased more than net revenue in the Tanker division, while the opposite was the case for the Company's bulk vessels. The share of Bunker expenses increased slightly in 2003 compared to 2002, mainly due to increasing prices during 2002 and first quarter 2003, after which the prices leveled out.

CHARTER HIRE

Total charter hire decreased by DKK 59 mill. to DKK 405 mill. The change consists of a DKK 117 mill. lower charter hire in the Company's Tanker division and a DKK 67 mill. increase for the Bulk division, while charter hire for offshore vessels ("Not allocated" items) fell by DKK 9 mill.

The decrease of DKK 117 mill. for the Tanker division is due to the redelivery of the two chartered-in LR1 vessels and the lower USD/DKK exchange rate, which contributed about DKK 17 mill. to the decrease. The Bulk division's increase of DKK 67 mill. adjusted for the lower USD/DKK exchange rate was approximately DKK 129 mill., and is attributable to the increased chartering-in of vessels in the Panamax segment.

TECHNICAL RUNNING COSTS

Technical running costs for the Company's owned vessels increased by DKK 37 mill. to DKK 255 mill. For the tanker vessels, the increase was DKK 36 mill., mainly as an effect of the net additions of vessels to the MR segment, where operating days increased by 1,408 days, when excluding the difference in off-hire days between 2002 and 2003.

The addition of own vessels to the Bulk division in the second half of 2003 increased technical running costs for this activity by DKK 5 mill., when comparing 2003 to 2002, but due to a lower USD/DKK exchange rate, the Bulk division's total technical running costs for 2003 were DKK 43 mill., DKK 1 mill. lower than in 2002.

The lower USD/DKK exchange rate led to technical running costs that were approximately DKK 34 mill. lower for the total fleet owned by TORM.

Vessels chartered by the Company do not lead to technical running costs for TORM, but only charter hire payments.

GROSS PROFIT (NET EARNINGS FROM SHIPPING ACTIVITIES)

Gross profit for the Company was DKK 647 mill. in 2003 against DKK 302 mill. in 2002.

PROFIT FROM SALE OF VESSELS AND INTERESTS

Profit from sale of vessels and interests was a loss of DKK 0.5 mill. related to the sale of the MR product tanker TORM GYDA against DKK 17 mill. in 2002.

ADMINISTRATIVE EXPENSES

The Company's total administration expenses increased from 2002 to 2003 by DKK 25 mill. to DKK 126 mill. Staff costs, including bonuses, increased by DKK 15 mill., partly due to an increased number of positions in the Company and a general increase in salary levels, and partly due to a bonus paid to the Company's employees and Management. Salary and wage increases and additional positions comprised DKK 5 mill., while bonus to employees and Management increased by DKK 10 mill. compared to 2002. Additionally, office costs increased by DKK 2 mill., including establishing offices in Singapore and Germany, which had full effect in 2003. Furthermore, the figure for 2002 contained non-recurring income of DKK 8 mill. related to the reversal of unused provisions.

OTHER OPERATING INCOME

Other operating income primarily comprises income from chartering commissions to TORM in connection with the management of the three tanker pools. This income is to a large extent offset by the increased costs TORM incurs from running the pools, which are treated as administration expenses.

Other operating income fell in 2003 from DKK 55 mill. to DKK 51 mill., as this item in 2002 included DKK 12 mill. related to the reversal of provisions on bareboat charters. Adjusting for this, the increase in other operating income was DKK 8 mill., which primarily was derived from increased commissions from the three tanker pools as a direct effect of the generally increased freight rate level compared to 2002.

The lower average USD/DKK exchange rate, compared to the average USD/DKK exchange rate the year before caused a DKK 10 mill. lower income.

PROFIT BEFORE DEPRECIATION

Profit before depreciation was DKK 572 mill. in 2003 against DKK 273 mill. in 2002, equal to 29.7% of net revenue in 2003 against 17.7% in 2002.

DEPRECIATION

Depreciation mainly consists of depreciation on vessels, which takes place over 25 years. Depreciation was DKK 177 mill. in 2003 against DKK 158 mill. in 2002, equivalent to an increase DKK 19 mill.

For the Company's Tanker division, depreciation increased by DKK 19 mill. compared to 2002, which should be seen in the context of the fleet changes that took place in 2003 and 2002, whereby the MR segment during the two years had a net increase of five vessels, while the LR2 segment increased by two vessels in 2003. The Bulk division had additions to the Panamax segment in the second half of 2003, which isolated led to increased depreciation of 2 mill. compared to 2002. In total for the Company, the fall in the average USD/DKK exchange rate from 2002 to 2003 led to reduced depreciations of DKK 35 mill.

PROFIT BEFORE FINANCIAL ITEMS
Profit before financial items was DKK 395 mill. in 2003 against DKK 115 mill. in 2002. Profit before financial items as a percent of net revenue increased from 7.4% in 2002 to 20.5% in 2003.

FINANCIAL ITEMS
Financial items in 2003 were positive by DKK 657 mill. against DKK 6 mill. in 2002. The most important reason for the difference is the strong share price development in 2003 on the Company's NORDEN shares. The unrealized gain on the NORDEN shares was DKK 681 mill. in 2003 vs. DKK 8 mill. in 2002, while other gains on securities were DKK 5 mill. in 2003 vs. DKK 7 mill. in 2002. Dividends received increased by DKK 7 mill. to DKK 8 mill. in 2003.

The Company's interest income was DKK 19 mill. in 2003 vs. 30 mill. in 2002 as a result of a lower holding of both cash and bonds combined with a reduced yield on the Company's bond holding.

The value adjustment of the Company's derivative financial instruments was an income of DKK 23 mill. in 2003 vs. DKK 43 mill. in 2002 primarily due to lower adjustments to the Company's Cross Currency Swaps.

The Company's overall financial expenses were DKK 80 mill. in 2003 vs. DKK 83 mill. in 2002 primarily due to a loss on the Company's bond portfolio of DKK 4 mill., which was countered by a DKK 6 mill. lower exchange rate adjustment on the Company's account payables/receivables.

The Company's Tanker division had increased interest expenses of DKK 4 mill. due to the increased fleet, including a negative impact on interest expenses of DKK 11 mill. due to the falling USD/DKK exchange rates compared to 2002. The bulk vessels' interest expenses were reduced by DKK 4 mill., including DKK 3 mill. due to lower mortgage debt in the vessels and DKK 1 mill. due to the lower USD/DKK exchange rates compared to 2002.

PROFIT BEFORE TAX
Profit before tax was DKK 1,052 mill. in 2003 against DKK 120 mill. in 2002. Profit before tax as a percent of net revenue increased from 8% in 2002 to 55% in 2003.

TAX FOR THE YEAR
Tax for the year in 2003 was an expense of DKK 1 mill. against an income of DKK 360 mill. in 2002. In 2002, a reversal of deferred tax of DKK 360 mill. in connection with the introduction of the tonnage tax scheme in Denmark was included. TORM entered the tonnage tax scheme with effect from 2001.

PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS
Profit after tax from discontinued operations was DKK 0 mill. in 2003 against DKK 70 mill. in 2002, which was related to the Liner activities.

PROFIT AFTER TAX
Profit after tax was DKK 1,051 mill. in 2003 against DKK 550 mill. in 2002, equivalent to earnings per share (EPS) of DKK 60.69 in 2003 vs. DKK 31.81 in 2002.

BALANCE SHEET

ASSETS
The Company's total assets increased in 2003 by DKK 880 mill. to DKK 4,894 mill., of which the fixed assets increased by DKK 981 mill. to DKK 4,169 mill. while operating assets decreased by DKK 101 mill. to DKK 724 mill.

The increase in fixed assets is mainly attributable to three items: changes in vessels and dry-docking, changes in prepayments on vessels under construction, and other investments. The book value of vessels and dry-docking increased by DKK 401 mill. in 2003 due to the addition of two Panamax bulk vessels, two MR tanker newbuildings and two LR2 tanker newbuildings, while during the year, an 11-year-old tanker was sold. Based on purchase prices, the net addition was DKK 960 mill., but the fall in the USD/DKK exchange rate caused a negative valuation adjustment of DKK 393 mill., in addition to depreciation on the vessels of DKK 166 mill. Vessels under construction decreased by DKK 101 mill., being the net effect of the above mentioned deliveries, the falling USD/DKK exchange rate and additional prepayments on already agreed newbuildings.

During second and third quarter 2003, the Company increased its newbuilding programme through the placing of orders for the construction of four LR2 product tankers for delivery in 2006 and 2007 from a Chinese yard. The first rate of the contract amount regarding these vessels was paid in connection with the signing of the contracts.

The market value of the Company's fleet and newbuilding programme exceeded the book value of the fleet including newbuilding contracts by DKK 837 mill. at 31 December 2003. This value is based on the average of three internationally acknowledged shipbrokers' valuations.

Other Investments mainly consist of the Company's investment in slightly more than 33% of the shares in NORDEN. TORM continues to not consider NORDEN as an associated company, as influence on significant decisions or representation on the Board of directors is not in place.

Compared to the year before, the Company's level of total receivables was reduced by DKK 51 mill. in 2003, despite an increased activity level in the tanker and bulk divisions. The most important factor behind the decrease is the sale of the Liner activities in the autumn 2002, a lower USD/DKK exchange rate and a reduction in the level of outstanding demurrage. The value of bonds and cash was DKK 43 mill. lower at the end of 2003 than the year before, which is mainly attributable to the latest additions to the newbuilding programme and the purchase of two second hand bulk vessels.

FINANCIAL REVIEW

SHAREHOLDERS' EQUITY

The Company's shareholders' equity at 31 December 2003 was DKK 2,464 mill. corresponding to an increase of DKK 841 mill. during the year.

The considerable growth in shareholders' equity is mainly derived from net profit for the year less exchange rate adjustments when translating the accounts from USD to DKK. Shareholders' equity as a percent of total assets increased from 40.4% in 2002 to 50.3% at the end of 2003.

LIABILITIES

The Company's short- and long-term mortgage and leasing debt reduced during the year by DKK 35 mill. to DKK 1,701 mill. Short-term mortgage and leasing debt increased by DKK 178 mill., to DKK 476 mill. mostly as a result of leasing obligations regarding financially leased vessels being included in this item rather than primarily in long-term debt, as these vessels were refinanced in early 2004. The same applies to another of the Company's vessels, which was previously financed with traditional mortgage debt. Other short-term debt decreased by DKK 104 mill. partly due to the lower USD/DKK exchange rate, which was the reason for slightly less than half of the reduction in this item.

Net borrowing was DKK 778 mill. for the financing of the Company's newbuilding programme and purchase of second hand vessels, while scheduled repayments on both mortgage debt and finance leasing obligations, including repayments on sold tonnage, were DKK 262 mill. Additionally, exchange rate adjustments reduced mortgage debt by DKK 373 mill. in total.

The Company's net interest bearing debt increased by DKK 187 mill. to DKK 1,698 mill. during 2003, while invested capital was DKK 3,186 mill. at 31 December 2003 against DKK 2,844 mill. at the beginning of the year.

CASH FLOW

The Company's total cash and cash equivalents including bonds was DKK 479 mill. at the end of 2003 against DKK 522 mill. at the beginning of the year, leaving a net decrease in cash and cash equivalents of DKK 43 mill.

Cash flow from operations was DKK 494 mill. in 2003 against DKK 261 mill. in 2002, and cash flow per share (CFPS) was DKK 28.5 against DKK 15.1 in 2002.

Cash outflow from investing activities was DKK 1,007 mill., primarily related to the payment of installments on the new-building program less the sale of TORM GYDA, which contributed DKK 114 mill.

Cash flow from financing activities was DKK 471 mill., where loans on the newbuilding programme were DKK 778 mill., while DKK 262 mill. were consumed by repayments on the mortgage and leasing debt, including repayment of the outstanding debt on TORM GYDA.

CASH POSITION AS OF 31 DECEMBER 2003

Cash and cash equivalents as of 31 December 2003 were DKK 479 mill., of which DKK 52 mill. was held as collateral for a USD-loan. Thus, the Company's unencumbered cash and cash equivalents were DKK 427 mill. at year-end 2003.

In addition to an ordinary overdraft facility to cover day-to-day fluctuations in liquidity, the Company has an unused five-year credit facility of DKK 500 mill. Furthermore, at 31 December 2003, the Company had unused rights to drawdown loans in connection with already purchased vessels and prepaid instalments on newbuildings of DKK 127 mill.

As of the end of February 2004, TORM's newbuilding programme comprised six vessels. In the newbuilding programme, the first 20% is financed by TORM, and the remaining 80% is mortgage debt financed. TORM has entered into an agreement for the financing of the LR1 product tanker that will be delivered in July 2004. TORM's self-financing of this vessel has been paid. Additionally, the Company has entered into a contract to build five LR2 product tankers at Dalian New shipyard in China. Payments corresponding to 10% of the contract amount have been paid on all five vessels. The remaining 10%, which will be paid by TORM are due between March 2005 and January 2007. The financing for these five vessels has not been agreed.

IMPORTANT EVENTS SUBSEQUENT TO YEAR-END 2003

In January 2004, the Company took delivery of an LR1 product tanker, TORM ESTRID, and in February 2004 the Company took delivery of the second hand tanker TORM ALICE, which was purchased from Rederi AB Gotland, one of the Company's pool partners.

In February 2004, TORM ordered a further LR2 product tanker from Dalian New shipyard in China.

UNUSUAL EVENTS IN THE FINANCIAL YEAR 2003

Aside from the significant unrealized gain on the NORDEN shares, there have been no unusual developments during the financial year 2003.

KEY ACCOUNTING POLICIES

Key accounting policies are those policies that require the application of management's subjective accounting judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions.

NET REVENUE FROM POOLS

The Company generates its revenue from shipping activities, which to a large extent are conducted through pools. Net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Total pool revenue is generated from each vessel participating in the pools in which the Company participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage. The Company's net revenue from pools is made up by a share of the total net revenue in each pool. The calculation of this share is primarily based on available earning days from the Company's vessels in relation to total available pool earning days.

If the scale applied in the allocation of the total pool revenue to the participating pool partners is changed, the Company's net revenue from pools will be affected. Historically, the Company has not experienced material adjustments to the allocation of revenue.

DEMURRAGE REVENUES

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, the Company is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Upon completion of the voyage, the Company assesses the time spent in port and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted.

If the Company accepts a reduction of more than 5% of the original claim or if the charterer is not able to pay, demurrage revenue in future periods will be affected. Historically, the Company has not experienced material adjustments to previously recognized demurrage revenue.

PORT AND BUNKER EXPENSES

Voyage expenses, which comprise port expenses, commissions and bunker fuel consumption, are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. Invoices in relation to port expenses are received up to 18 months after the expenses have been incurred. Recognition of port expenses is based on port statistics and reports on actual expenses incurred, which are received on a regular basis from agents and captains.

The Company's voyage expenses from pools are made up by a share of the total voyage expenses in each pool. The calculation of this share is primarily based on available earning days from the Company's vessels participating in the pool in relation to total available pool earning days for all pool participants.

If the actual expenses of a voyage differ from the estimated expenses, it will have an impact on voyage expenses in future periods. Historically, the Company has not experienced material changes to the estimated expenses.

REVENUES AND EXPENSES RELATED TO CROSS OVER VOYAGES

For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages.

When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties, a lower day rate may have to be agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage and the rate may vary depending on the destination port.

Recognition of voyage expenses is based on the expected duration and destination of the voyage, vessel statistics regarding bunker consumption, estimates of port expenses and previous experience. Changes to the scheduled voyage will affect the voyage expenses.

Changing the basis for estimates in relation to cross over voyages may affect the net earnings in future periods. The calculations applied for the estimated duration of the voyage, as well as the effect of changing destinations and weather conditions, are constantly updated and, historically, the application of estimates in relation to cross over voyages has not materially affected the Company's net revenues and port and bunker expenses.

DRY-DOCKING COSTS

The Company's vessels are required to undergo planned dry-dockings for major repairs and maintenance, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements.

KEY ACCOUNTING POLICIES

In connection with the acquisition of a vessel, the cost is divided into dry-docking costs and the cost of the vessel. The two elements are recognized and depreciated separately. The measurement of the dry-docking costs is based on an assessment of the specific assets as well as on previous experience. Costs capitalized as part of the dry-docking include actual costs incurred at the dry-docking yard, including marine paint, cost of hiring crews to effect repairs and the cost of parts used in making such repairs, cost of travel, lodging and supervision of Company personnel, and the cost of hiring third party personnel to oversee a dry-docking.

The costs associated with the dry-docking are depreciated on a straight-line basis over the estimated period between dry-dockings. As depreciation is commenced at the completion of the dry-docking and invoices to some extent are received subsequently, the total dry-docking cost is based on estimates.

If the actual expenses of a dry-docking differ from the estimates, the depreciation expense recorded in the following period will change. Historically, the Company has not experienced material changes to the estimated expenses.

USEFUL LIFE OF VESSELS

The useful life of the vessels is assessed periodically based on market conditions, regulatory requirements and the Company's business plans. The estimated useful life, and the associated estimated salvage value, is the basis for determining depreciation expense.

The Company's vessels are depreciated on a straight-line basis to the estimated salvage value over their estimated useful lives, which the Company estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other ship owners with comparable tonnage. In light of recent initiatives taken by the EU and the IMO limiting the use of tankers older than 23 years, the Company is considering whether to shorten the useful lives of the vessels.

Depreciation is based on cost less the estimated salvage value. Salvage value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. If the estimate of useful life for vessels is revised or there is a change in the estimated salvage value, the amount of depreciation expenses recorded in future periods will change. If the useful lives for all the Company's vessels as at 31 December 2003 are reduced from 25 years to 23 years, the yearly depreciation expenses would increase by an estimated USD 2 mill.

CARRYING AMOUNTS OF VESSELS

The Company evaluates the carrying amounts and period over which the vessels are depreciated to determine if events have occurred that would require a modification of their carrying amounts or useful lives. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment, such as reported sale and purchase prices and general market conditions. In addition, markets valuations from independent ship broking companies are obtained to support the recoverable amounts for the vessels on a semi-annual basis.

The carrying cost of the Company's vessels may not represent their fair market value at any point in time since market prices of second hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings.

If the estimated future cash flow or related assumptions in the future experience lasting changes, an impairment of vessels currently recorded may be required.

TAX

The Company entered the Danish tonnage taxation scheme with effect from 1 January 2001 and has filed tax returns for 2001 and 2002. The assessment of the tax returns by the tax authorities has not yet been completed. It is the Company's assessment that the uncertainty pertaining to the estimate of taxes payable as at 31 December 2003 is not immaterial, because precedence with regard to the interpretation of the tonnage tax regulation has yet to be established.

The Company estimates that the tax returns filed for 2001 and 2002 and the Company's activities in 2003 will not trigger taxes payable as at 31 December 2003, because estimated taxable income is offset by deductible losses from prior periods.

Subsequent to entering the tonnage tax scheme, tax liabilities relating to the vessels are considered as contingent liabilities, which are disclosed in the Notes.

The Company's investment in NORDEN is regarded as a strategic investment. At a sale of this investment after three years of ownership, no tax liability is connected to the gain on this asset. If this shareholding is sold entirely or in part before July 2005, any gain will be taxed at 30%.

There are no deferred tax assets or tax liabilities connected with any other assets or liabilities.

TRANSITION TO IAS/IFRS

By the financial year 2005 at the latest, TORM must produce financial statements in accordance with International Accounting Standards IAS/IFRS.

TORM is engaged in activities globally, with global participants, and a large number of TORMs existing and potential shareholders take an international perspective when formulating their investment strategy. TORM agrees with the need for internationally standardised rules when providing financial information, enabling investors and others to compare and benchmark the different participants in the market. The Company considers it positive that there is general agreement within the EU in the choice of IAS/IFRS as the common set of standards for financial reporting, and that a number of countries outside the European Union have likewise chosen to adopt IAS/IFRS.

TORM's American Depositary Receipts (ADRs) have for the past two years been listed on NASDAQ, and TORM has during this period been required to comply with the financial reporting rules and requirements governing foreign private issuers having shares registered with the SEC. This has resulted in skills and competences being developed within the organisation to handle the additional requirements brought about the requirement to reconcile to US GAAP and reporting to the SEC. It is the Company's view that against this background, the resultant skills are sufficient to also comply with IAS/IFRS requirements.

IASB have officially announced a time frame for updating existing accounting standards as well as the implementation of a few new standards. It seems likely that a number of changes to the IAS/IFRS reporting requirements can be expected during 2004. TORM therefore currently expects to change over to IAS/IFRS as a basis for financial reporting as of the financial year 2005, beginning with the first quarter 2005 results. Meanwhile, it is contemplated whether TORM will change to using USD as presentation currency.

In 2002, a number of changes were implemented in respect of the Company's accounting policies, as a result of the new Danish Financial Statements Act, which helped increase similarity with the US GAAP reporting. In the financial year 2003, the USD has been adopted as measurement currency in the operating entities. The application of the USD as measurement currency is a deviation from the Danish Financial Statements Act section 39, no. 1. The deviation is adopted with reference to the Danish Financial Statements Act section 11, no. 3 to give a more true and fair view of the Company's activities. The application of USD as measurement currency in the operating entities is in accordance with IAS/IFRS.

Against the background of a number of relevant changes in accounting policies already undertaken, we anticipate that the transition to IAS/IFRS will only result in few changes to the Company's accounting policies. The following are specific areas, which we expect will give rise to changes:

- Unrealised gains or losses in respect of financial assets available for sale are recognized in the income statement under financial items. According to IAS 39 updated in December 2003, these gains and losses should in most cases be recognized in equity.
- In connection with the Company's share option scheme, the difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in administrative expenses in the income statement. Receipts and payments relating to the exercise of the share options are recognized directly in shareholders' equity. IFRS 2 Share-based Payment requires that any increase in the value of the share options or a part thereof up until the first exercise date shall be recognized in the income statement as a salary expense.
- IAS/IFRS disclosure requirements are in a number of areas somewhat in excess of those governing publicly listed Danish companies. The Company will evaluate the need for adjustments to the current notes and the possible addition of further notes and additional disclosures.
- TORM is examining potential differences in the accounting treatment of deferred tax in relation to the tonnage tax scheme. The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity period.

The transition is not expected to require significant changes to the Company's accounting systems and recording processes.

ACCOUNTING POLICIES

The Annual Report of TORM has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish accounting standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

CHANGE IN ACCOUNTING POLICIES

The accounting policies are unchanged from last year except that the Company as per 1 January 2003 instead of DKK applies USD as measurement currency in the operating entities, while DKK remains as measurement currency in the administrative entity.

Almost all the Company's transactions are in USD as revenues from shipping activities as well as shipping related costs, such as port expenses, bunkers, charter hire, etc. are almost exclusively settled in USD. Furthermore, the Company's most material investments in tangible fixed assets, the vessels, have almost exclusively been purchased in USD, and the market values of the vessels depend on the USD exchange rate. Mortgage debts related to the vessels are also entered in USD.

The shipping industry and the Company's activities are thus USD-based, and the Company believes that the application of USD as measurement currency to a greater extent reflects the economic realities behind the events and conditions relevant to the Company. Thus, the application of USD as measurement currency will give a more true and fair view of the Company's activities and financial position.

Translation from USD to DKK in the operating entities is based on the principles in IAS interpretation SIC 30 ("Reporting Currency - Translation from Measurement Currency to Presentation Currency"), which implies that:

- all transactions in the income statement are translated based on the average DKK exchange rate for the period,
- assets and liabilities are translated based on the DKK exchange rate as at the balance sheet date,
- all foreign exchange rate gains and losses arising upon translation from measurement currency to presentation currency are recognized directly in shareholders' equity.

Previously, currency translation regarding the Parent Company, including integrated entities, was made in accordance with the principles for integrated entities as prescribed in the Danish Accounting Standard no. 9, which essentially implied that:

- depreciation regarding vessels and capitalized dry-docking recognized in the income statement was primarily translated into DKK based on historical USD exchange rates,
- non-monetary items in the balance sheet, such as vessels and capitalized dry-docking, were primarily translated into DKK based on historical USD exchange rates,
- mortgage debts relating to vessels were translated into DKK based on the USD exchange rate as at the balance sheet date, and that foreign exchange rate gains and losses arising upon translation of the mortgage debts at the balance sheet date were recognized directly in shareholders' equity, as they were regarded as hedges of the currency risk relating to the vessels,
- monetary items in the balance sheet were translated into DKK based on the USD exchange rate as at the balance sheet date, and that foreign exchange rate gains and losses were recognized in the income statement.

The application of USD as measurement currency and the described method of translation from measurement currency to presentation currency are deviations from the Danish Financial Statements Act section 39, no. 1 which prescribes that non-monetary items must be translated into DKK based on the exchange rate as at the transaction date. The deviations are adopted with reference to the Danish Financial Statements Act section 11, no. 3 to give a more true and fair view of the Company's activities.

The change in accounting policies has resulted in an increase in the net profit for 2003 of DKK 55.4 mill. (2002: DKK 75.1 mill.) and a decrease in shareholders' equity as of 31 December 2003 of DKK 618.8 mill. (2002: DKK (95.7 mill.)).

The incremental effect of the change in accounting policies can be divided into the effect of the change in recognition of derivative financial instruments, DKK (16.1) mill. (2002: DKK 39.8 mill.), and the effect of the change in the policy for translating USD to DKK in the operating entities, DKK 71.5 mill. (2002: DKK 35.3 mill.).

The comparative figures have been restated.

The incremental effect of the restatement in respect of shareholders' equity and line items in the income statement are summarized below (in DKK mill.):

CHANGE OF MEASUREMENT CURRENCY TO USD
in the operating entities

DKK mill.	**2003**	2002
Profit before financial items	12.2	(26.1)
Profit before tax	55.4	99.0
Tax on profit	0.0	0.0
Profit from continuing operations	55.4	99.0
Profit before tax from discontinuing operations	0.0	(23.9)
Tax on profit from discontinuing operations	0.0	0.0
Net profit for the year	**55.4**	**75.1**
Total assets	(618.8)	(95.7)
Deferred taxes	0.0	0.0
Shareholders' equity	**(618.8)**	**(95.7)**

GENERAL RECOGNITION AND MEASUREMENT CRITERIA

Income, including net revenue, is recognized in the income statement as earned, and all costs incurred in order to achieve the earnings for the period, including depreciation and provisions, are also recognized in the income statement. Furthermore, value adjustments of financial assets and liabilities, which are measured at fair value or amortized cost, as well as the effects of changes to accounting estimates made in prior periods are recognized in the income statement.

Assets are recognized in the balance sheet when it is probable that the future economic benefits attributable to the asset will flow to the Group, and the value of the asset can be measured reliably.

Liabilities are recognized in the balance sheet, when it is probable that there will be an outflow of future economic benefits from the Group, and the value of the liability can be measured reliably.

Upon initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described in accounting policies related to the balance sheet.

Certain financial assets and liabilities are measured at amortized cost, whereby a constant effective yield to maturity is recognized. Amortized cost is calculated as original cost less repayment and with addition/deduction of the accumulated amortization of the difference between the cost and the nominal amount.

Recognition and measurement take into account all circumstances, including predictable risks and losses occurring before the preparation of the Annual Report, which confirm or disconfirm circumstances existing at the balance sheet date.

CONSOLIDATION PRINCIPLES

The Annual Report comprises the Parent Company, TORM and its subsidiaries i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

Entities in which the Group holds between 20% and 50% of the votes and exercises significant but not controlling influence are regarded as associated companies.

Associated companies which are by agreement managed jointly with one or more other companies (joint ventures), and therefore subject to joint control, are consolidated on a pro rata basis, whereby the individual items are included in proportion to the ownership share.

The Consolidated Financial Statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and pro rata consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies.

FOREIGN CURRENCIES

The measurement currency of the operating entities including subsidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD and the Company's most significant assets and liabilities in the form of vessels and related mortgage debt are in USD. The books for these operating entities are maintained in USD. The measurement currency of the administrative entity is DKK.

Transactions in currencies other than the measurement currency are translated into the measurement currency at the date of the transactions. Gains or losses arising between the exchange rate at the transaction date and the exchange rate at the settlement date are recognized in the income statement.

Cash, accounts receivable and payable and other monetary items denominated in currencies other than the measurement currency are translated into the measurement currency at the exchange rate prevailing at the balance sheet date. Differences between the exchange rate at the transaction date and the exchange rate at the balance sheet date are recognized in the income statement under financial items.

The reporting currency of the Company is DKK. Upon recognition of the operating entities, the financial statements are translated from USD into DKK.

Items in the income statement are translated into DKK at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange gains and losses arising upon the translation of the income statements and balance sheets of operating entities are recognized directly in shareholders' equity. Exchange gains and losses arising upon the translation of shareholders' equity at the beginning of the year into DKK at the exchange rate at the balance sheet date are recognized directly to shareholders' equity.

Foreign exchange rate gains or losses of intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognized directly in shareholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are entered into to hedge future committed or anticipated transactions.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value. The instruments are recognized as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments which are used to hedge the fair value of a recognized asset or a recognized liability are recognized in the income statement under the same item as changes to the carrying amount of the hedged item, except for currency translation gains or losses arising from the hedging of exposures relating to long-term intercompany receivables in subsidiaries. Currency translation gains or losses related to such exposure are recognized directly in shareholders' equity.

Changes in fair value of derivative financial instruments, which are used to hedge the expected future transactions, are recognized directly in shareholders' equity under retained profit. When the expected future transaction results in an income or a cost, amounts deferred under retained profit are transferred to the income statement and included in the same line as the hedged item.

Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement at the end of each period.

ACCOUNTING POLICIES

SEGMENT INFORMATION
The Group consists of two business segments: Tanker and Bulk. This segmentation is based on the Company's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

The Group only has one geographical segment, because the Group considers the global market as a whole, and the individual vessels are not limited to specific parts of the world.

Segment non-current assets consist of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables, prepayments and cash and bank balances.

Segment liabilities comprise segment-operating liabilities including mortgage debt, trade payables and other liabilities.

Not allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions, offshore activities, termination of Liner activity, investment activities, taxes, etc.

DISCONTINUED OPERATIONS
The Group sold the Liner activity in September 2002, which was accounted for as a separate segment. The comparative figures for the income statement have been restated to include only the continuing operations, whereas the income from the discontinued operation is presented in the two separate lines "Profit from discontinued operations" and "Tax on profit from discontinued operations". A breakdown of the profit from discontinued operations on individual income statement components is disclosed in note 8.

PARTICIPATION IN POOLS
TORM acts as pool manager for a number of pools, and the Group is participating with a significant number of vessels in these. The Group's share of the income statement and balance sheet in the respective pools is accounted for by entering a proportional share, based on participation in the pool, by combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools during the period.

ACCOUNTING FOR PENSION PLANS
The Company has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

STOCK BASED COMPENSATION
The Board of Directors, the Management and a number of key employees participate in a share option programme. Option commitments under this programme are hedged through holdings of own shares and are not recognised in the balance sheet or the income statement.

The difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in administrative expenses in the income statement.

At the time of exercise the payments received for the sale of own shares are recognized directly in shareholders' equity.

If payment is made as net settlement, the amount payable by the Company is recognized in shareholders' equity under retained profit at the time of settlement.

LEASES
Agreements to charter vessels and to lease other property, plant and equipment where TORM has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of future leasing payments determined in the agreements including any purchase options. For the purpose of calculating the present value, the interest rate implicit in the lease or an approximate value is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

The capitalized lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other leases and charter agreements concerning vessels are classified as operational leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

SALE AND LEASEBACK TRANSACTIONS
Gains related to sale and leaseback transactions are deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party.

SWAP AGREEMENTS
Gains on swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. If the swap is an exchange of similar vessels, the vessels are accounted for based on carryover value and no gain is recognized.

INCOME STATEMENT

NET REVENUES
Net revenues comprise freight and demurrage revenues from the vessels. Net revenues are recognized if they meet the general criteria mentioned above. Accordingly, freight and demurrage revenues are recognized upon delivery of service in accordance with the charter parties concluded.

PORT EXPENSES AND BUNKERS

Port expenses and bunkers, which comprise port expenses and bunker fuel consumption, are recognized upon delivery of service in accordance with the charter parties concluded.

TECHNICAL RUNNING COSTS

Technical running costs, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

PROFIT ON SALE OF VESSELS AND INTERESTS

Profit or loss from sale of vessels and interests are stated as the difference between the sales price less sales costs and the carrying amount of the asset at the time of the sale. Furthermore, any gains or losses upon repayment of related loans are included in the gain or loss on disposal.

ADMINISTRATIVE EXPENSES

Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

OTHER OPERATING INCOME

Other operating income comprises chartering commissions and profits and losses deriving from the disposal of other plant and operating equipment.

EQUITY INCOME FROM INVESTMENTS IN SUBSIDIARIES AND ASSOCIATED COMPANIES

Equity income from investments in subsidiaries and associated companies include the Parent Company's proportional share of the net income of the individual subsidiary.

DEPRECIATION AND IMPAIRMENT LOSSES

Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the deduction in the value of vessels by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

FINANCIAL ITEMS

Financial items comprise interest income and interest expense, financing costs of finance leases, realized and unrealized exchange rate gains or losses relating to transactions in currencies other than the measurement currency, realized and unrealized gains or losses from other investments and securities, dividends received on shares and other financial income and expenses including value adjustments of financial instruments not accounted for as hedging instruments.

PROFIT FROM DISCONTINUED OPERATIONS

Profit from discontinued operations comprises the net profit from the Liner activity. The comparative figures for 2002 for this item include the gain from the sale of the Liner activity.

BALANCE SHEET

TANGIBLE FIXED ASSETS

Land is measured at cost.

Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight-line basis over fifty years.

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. All major components of vessels are depreciated less salvage value on a straight-line basis based on an anticipated useful life of 25 years. Costs incurred in replacing or renewing the separate assets (dry-docking costs) are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.

Prepayment on vessels under construction is measured at costs incurred.

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years. Operating equipment with a cost price of less than DKK 25,000 is fully depreciated in the year of acquisition.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease, and the estimated useful life.

Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use. The cost of vessels and vessels under construction also includes interest expenses incurred during the period of construction.

FINANCIAL FIXED ASSETS

Investment in subsidiaries and associated entities are recognized and measured in the Annual Report of the Parent Company according to the equity method, which requires that a proportionate share of their annual net income or loss is reflected in the income statement of the Parent Company. Unrealized intercompany profits are eliminated when calculating the proportionate share of income and equity.

The share of the net income of the subsidiaries and associated companies that has not been distributed as dividends to the Parent Company is allocated to a restricted reserve under shareholders' equity in the Parent Company's balance sheet.

Other investments and investments comprise shares in other companies. Listed shares are measured at the market value at the balance sheet date. Unlisted shares are measured at estimated market value.

ACCOUNTING POLICIES

Realized and unrealized gains and losses resulting from valuation or sales of shares are recognized as financial items in the income statement.

Dividends on shares in other companies are recognized as income in the period in which they are declared.

JOINT VENTURES

Participation in joint ventures is recorded using the proportional consolidation method in the Group accounts. The consolidated income statement includes the Group's share of income and losses of joint ventures and the consolidated balance sheet includes the Groups' share of assets and liabilities in joint ventures.

INVENTORIES

Inventories consist of bunkers, lubricants and spare parts and are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method.

RECEIVABLES

Outstanding freight receivables and other receivables which are of a current nature (expected realized within 12 months from the balance sheet date) are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provisions for bad debts.

PREPAYMENTS

Prepayments comprise expenses paid relating to subsequent periods.

SECURITIES

Bonds are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement.

OWN SHARES

Own shares are recognized directly as part of shareholders' equity at cost. Upon subsequent disposal of own shares, any consideration is also recognized directly in shareholders' equity.

DIVIDEND

Dividend is recognized as a liability at the time of declaration at the annual general meeting. Dividend proposed for the year is moved from retained profit and presented as a separate item in shareholders' equity.

FINANCIAL LIABILITIES

Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognized in the income statement over the term of the loan.

Financial liabilities also include the capitalised remaining lease obligation on finance leases.

Other liabilities comprising trade payables and other liabilities are measured at amortized cost corresponding substantially to nominal value.

ACCRUALS

Accruals comprise receipts relating to revenue in subsequent periods.

STATEMENT OF CASH FLOWS

The statement of cash flows shows the Group's cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for non-cash operating items, changes in working capital, income tax paid and interest paid/received.

Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial fixed assets except for profit/loss on sale of vessels, which is included in the cash flows from operating activities.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchase or sales of own shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash in hand and highly liquid bonds. Shares are not included.

EARNINGS PER SHARE/DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Own shares are not included in the calculation. Purchases and sales of own shares during the periods are weighted based on the remaining period.

Diluted earnings per share is computed by dividing consolidated profit or loss available to common shareholders by the sum of weighted average number of common shares outstanding and the weighted average number of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a consequence of the registration of American Depository Receipts (ADR) with the United States Securities and Exchange Commission (SEC), the Company has prepared a summary of the effect on net income and shareholders' equity as if the Financial Statements had been prepared in accordance with the accounting principles generally accepted in the United States.

INCOME STATEMENT

1 JANUARY – 31 DECEMBER

DKK ('000)	Note	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
Net revenue		1,702,552	1,145,566	1,927,996	1,538,618
Port expenses and bunkers		(406,947)	(320,704)	(621,087)	(555,700)
Time charter equivalent earnings		1,295,605	824,862	1,306,909	982,918
Charter hire		(464,753)	(438,312)	(404,960)	(463,510)
Technical running costs		(248,262)	(191,813)	(254,780)	(217,402)
Gross profit (Net earnings from shipping activities)	1,2	582,590	194,737	647,169	302,006
Profit on sale of vessels and interests		(464)	16,965	(464)	16,965
Administrative expenses	2,3	(121,930)	(101,858)	(126,119)	(101,342)
Other operating income		60,428	62,869	51,368	55,227
Equity income from investments in subsidiaries	4	39	28,019	0	0
Equity income from investments in associated companies	4	9,776	(2,637)	0	0
Profit before depreciation		530,439	198,095	571,954	272,856
Depreciation	5	(149,066)	(107,874)	(176,872)	(158,400)
Profit before financial items		381,373	90,221	395,082	114,456
Financial items	6	669,654	30,194	656,637	5,988
Profit before tax		1,051,027	120,415	1,051,719	120,444
Tax on profit on ordinary activities	7	0	360,219	(692)	360,190
Profit from continuing operations		1,051,027	480,634	1,051,027	480,634
Profit before tax from discontinued operations	8	0	69,818	0	69,818
Tax on discontinued operations	8	0	0	0	0
Net profit for the year		1,051,027	550,452	1,051,027	550,452
Allocation of profit					
The Board of Directors recommends that the year's result of DKK 1,051 mill. be allocated as follows:					
Proposed dividend DKK 12 per share of DKK 10 (2002: DKK 2)		218,400			
Retained profit		832,627			
		1,051,027			

The accompanying notes are an integrated part of these financial statements.

BALANCE SHEET

AT 31 DECEMBER

DKK ('000)	Note	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
ASSETS					
FIXED ASSETS					
Tangible fixed assets					
Leasehold improvements		2,233	4,982	2,233	4,982
Land and buildings		2,420	2,487	2,420	2,487
Vessels and capitalized dry-docking	13	2,565,952	2,065,662	2,944,164	2,543,418
Prepayment on vessels under construction		229,303	330,229	229,303	330,229
Other plant and operating equipment		14,956	12,081	15,148	16,854
	5	2,814,864	2,415,441	3,193,268	2,897,970
Financial fixed assets					
Investment in subsidiaries	4	0	0	0	0
Loans to subsidiaries	4	61,432	69,228	0	0
Investment in associated companies	4	6,816	17,424	0	0
Loans to associated companies	4	19,644	45,041	0	0
Other investments	4	975,760	290,106	975,988	290,106
		1,063,652	421,799	975,988	290,106
Total fixed assets		3,878,516	2,837,240	4,169,256	3,188,076
CURRENT ASSETS					
Inventories					
Inventories of bunkers		23,779	29,001	26,075	33,228
Accounts receivable					
Freight receivables, etc.		132,336	202,429	147,277	224,425
Other receivables		48,703	22,947	50,295	24,176
Prepayments		21,246	17,969	21,609	21,634
		202,285	243,345	219,181	270,235
Securities					
Bonds	13	315,934	353,767	315,934	353,767
Cash at bank and in hand	13	147,798	129,507	163,211	168,282
Total current assets		689,796	755,620	724,401	825,512
Total assets		4,568,312	3,592,860	4,893,657	4,013,588

The accompanying notes are an integrated part of these financial statements

BALANCE SHEET

AT 31 DECEMBER

DKK ('000)	Note	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
LIABILITIES					
SHAREHOLDERS' EQUITY					
Common shares	9	182,000	182,000	182,000	182,000
Revaluation reserve		0	0	0	0
Reserve for net revaluation based on the equity method of accounting		0	0	0	0
Own shares	9	(51,962)	(51,962)	(51,962)	(51,962)
Retained profit		2,115,868	1,456,953	2,115,868	1,456,953
Proposed dividend		218,400	36,400	218,400	36,400
Total shareholders' equity		2,464,306	1,623,391	2,464,306	1,623,391
PROVISIONS					
Deferred tax	7	0	0	0	0
LIABILITIES					
Long-term liabilities					
Mortgage debt and bank loans	11,13	1,476,508	1,189,606	1,700,704	1,517,696
Capitalized lease obligations	11	0	217,768	0	217,768
		1,476,508	1,407,374	1,700,704	1,735,464
Current liabilities					
Next year's repayments on mortgage debt and bank loans	11,13	243,547	221,570	295,343	259,595
Capitalized lease obligations	11	180,801	38,466	180,801	38,466
Trade accounts payable		53,339	123,252	96,094	164,397
Other liabilities	12	95,160	97,629	101,758	111,097
Accruals	10	54,651	81,178	54,651	81,178
		627,498	562,095	728,647	654,733
Total liabilities		2,104,006	1,969,469	2,429,351	2,390,197
Total liabilities and shareholders' equity		4,568,312	3,592,860	4,893,657	4,013,588
Collateral security	13				
Guarantee, contingent and contractual liabilities	14				
Fair value of derivative financial instruments	15				
Related party transactions	16				
Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)	17				

The accompanying notes are an integrated part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

GROUP

DKK mill.	Common shares	Revaluation reserves	Reserve for net revaluation based on the equity method of accounting	Own shares	Retained profit	Proposed dividend	Total
SHAREHOLDERS' EQUITY							
Balance at 1 January 2002	182.0	22.1	0.0	(51.5)	694.9	72.8	920.3
Change in accounting policies					434.4		434.4
Balance at 1 January 2002 as restated	**182.0**	**22.1**	**0.0**	**(51.5)**	**1,129.3**	**72.8**	**1,354.7**
Exchange rate adjustment arose upon translation from measurement currency to presentation currency					(168.6)		(168.6)
Fair value adjustment of derivative financial instruments					(43.1)		(43.1)
Reversal of revaluation of shares		(19.5)			19.5		0.0
Reversal of revaluation of bonds		(2.6)			2.6		0.0
Purchase of own shares				(7.6)			(7.6)
Disposal of own shares				7.1			7.1
Proceeds from sale of own shares					(0.3)		(0.3)
Dividends paid						(72.8)	(72.8)
Dividends paid on own shares					3.5		3.5
Profit for the year					550.5		550.5
Dividend for the financial year					(36.4)	36.4	0.0
Balance at 1 January 2003 as restated	**182.0**	**0.0**	**0.0**	**(52.0)**	**1,457.0**	**36.4**	**1,623.4**
Exchange rate adjustment arose upon translation from measurement currency to presentation currency					(180.3)		(180.3)
Fair value adjustment of derivative financial instruments					14.9		14.9
Exercised share options, net settlement					(10.1)		(10.1)
Dividends paid						(36.4)	(36.4)
Dividends paid on own shares					1.8		1.8
Profit for the year					1,051.0		1,051.0
Dividend for the financial year					(218.4)	218.4	0.0
Shareholders' equity at 31 December 2003	**182.0**	**0.0**	**0.0**	**(52.0)**	**2,115.9**	**218.4**	**2,464.3**

The accompanying notes are an integrated part of these financial statements.

DKK mill.	Common shares	Revaluation reserves	Reserve for net revaluation based on the equity method of accounting	Own shares	Retained profit	Proposed dividend	Total
SHAREHOLDERS' EQUITY							
Balance at 1 January 2002	182.0	22.1	0.0	(51.5)	694.9	72.8	920.3
Change in accounting policies					434.4		434.4
Balance at 1 January 2002 as restated	**182.0**	**22.1**	**0.0**	**(51.5)**	**1,129.3**	**72.8**	**1,354.7**
Exchange rate adjustment arose upon translation from measurement currency to presentation currency					(168.6)		(168.6)
Fair value adjustment of derivative financial instruments					(43.1)		(43.1)
Reversal of revaluation of shares		(19.5)			19.5		0.0
Reversal of revaluation of bonds		(2.6)			2.6		0.0
Purchase of own shares				(7.6)			(7.6)
Disposal of own shares				7.1			7.1
Proceeds from sale of own shares					(0.3)		(0.3)
Dividends paid						(72.8)	(72.8)
Dividends paid on own shares					3.5		3.5
Profit for the year					550.5		550.5
Dividend for the financial year					(36.4)	36.4	0.0
Balance at 1 January 2003 as restated	**182.0**	**0.0**	**0.0**	**(52.0)**	**1,457.0**	**36.4**	**1,623.4**
Exchange rate adjustment arose upon translation from measurement currency to presentation currency					(180.3)		(180.3)
Fair value adjustment of derivative financial instruments					14.9		14.9
Exercised share options, net settlement					(10.1)		(10.1)
Dividends paid						(36.4)	(36.4)
Dividends paid on own shares					1.8		1.8
Profit for the year					1,051.0		1,051.0
Dividend for the financial year					(218.4)	218.4	0.0
Shareholders' equity at 31 December 2003	**182.0**	**0.0**	**0.0**	**(52.0)**	**2,115.9**	**218.4**	**2,464.3**

The accompanying notes are an integrated part of these financial statements.

CASH FLOW STATEMENT

GROUP

DKK ('000)	2003	2002	2001	2000	1999
CASH FLOW FROM OPERATING ACTIVITIES					
Profit/(loss) before financial items	395,082	114,456	612,550	324,909	(35,746)
Profit before financial items in discontinuing operations	0	61,408	19,421	8,363	8,215
Interest income, exchange rate gains and dividends received	27,246	69,747	50,254	37,151	43,339
Interest expenses	(73,692)	(76,540)	(123,815)	(224,388)	(157,030)
	348,636	169,071	558,410	146,035	(141,222)
Adjustments:					
Reversal of depreciation and impairment losses	176,872	158,400	177,993	249,038	202,952
Reversal of depreciation in discontinuing operations	0	5,172	14,474	18,271	20,078
Reversal of gain from sale of discontinuing operations	0	(63,007)	0	0	0
Reversal of other non-cash movements	6,096	(47,750)	(37,110)	(206,991)	24,038
Taxes paid	0	(29)	0	0	0
Change in inventories, accounts receivables and payables	(37,844)	39,430	(31,540)	81,087	(36,645)
Net cash inflow/(outflow) from operating activities	493,760	261,287	682,227	287,440	69,201
CASH FLOW FROM INVESTING ACTIVITIES					
Investment in tangible fixed assets	(1,121,612)	(954,262)	(553,723)	(350,940)	(526,881)
Investment in equity interests and securities	(228)	(247,983)	(15,144)	0	(50)
Sale of fixed assets	113,928	20,549	607,635	954,182	4,461
including profit/(loss) on sale of vessels (included in operating activities)	478	0	(92,960)	(12,263)	0
Sale of discontinuing operations	0	63,007	0	0	0
Net cash inflow/(outflow) from investing activities	(1,007,434)	(1,118,689)	(54,192)	590,979	(522,470)
CASH FLOW FROM FINANCING ACTIVITIES					
Borrowing, mortgage debt	777,922	842,472	164,825	131,855	508,356
Repayment/redemption, mortgage debt	(224,005)	(156,709)	(552,201)	(827,456)	(153,895)
Repayment/redemption, lease liabilities	(38,416)	(63,449)	(43,688)	(42,059)	(43,218)
Increase/(decrease) in bank debt	0	0	(340)	(18,654)	19,048
Dividends paid	(34,637)	(69,309)	(36,400)	0	(10,920)
Purchase/disposal of own shares	0	(807)	(51,482)	0	0
Net settlement share options	(10,094)	0	0	0	0
Cash inflow/(outflow) from financing activities	470,770	552,198	(519,286)	(756,314)	319,371
Net cash inflow/(outflow) from operating, investing and financing activities	(42,904)	(305,204)	108,749	122,105	(133,898)
Cash and cash equivalents including bonds, in companies acquired/divested	0	0	(7,917)	0	0
Increase/(decrease) in cash and cash equivalents	(42,904)	(305,204)	100,832	122,105	(133,898)
Cash and cash equivalents, including bonds, at 1 January	522,049	827,253	726,421	604,316	738,214
Cash and cash equivalents, including bonds, at 31 December	479,145	522,049	827,253	726,421	604,316
Of which used as collateral	(51,647)	(186,056)	(183,466)	(206,608)	(246,201)
	427,498	335,993	643,787	519,813	358,115

The accompanying notes are an integrated part of these financial statements.

NOTES

GROUP

Note 1 DKK mill.	Tank	Bulk	Not allocated	Total 2003
SEGMENT INFORMATION				
INCOME STATEMENTS				
Net revenue	1,115.1	793.3	19.6	1,928.0
Port expenses and bunkers	(319.0)	(308.0)	5.9	(621.1)
Time charter equivalent earnings	796.1	485.3	25.5	1,306.9
Charter hire	(83.5)	(309.6)	(11.8)	(404.9)
Technical running costs	(195.1)	(43.0)	(16.7)	(254.8)
Gross profit/(loss) (Net earnings from shipping activities)	517.5	132.7	(3.0)	647.2
Profit/(loss) from sale of vessels and interests	(0.5)	0.0	0.0	(0.5)
Administrative expenses	(88.8)	(30.1)	(7.2)	(126.1)
Other operating income	50.9	0.4	0.1	51.4
Profit/(loss) before depreciation	479.1	103.0	(10.1)	572.0
Depreciation	(154.6)	(21.7)	(0.6)	(176.9)
Profit/(loss) before financial items	324.5	81.3	(10.7)	395.1
Financial items	(33.8)	4.5	685.9	656.6
Profit/(loss) before tax	290.7	85.8	675.2	1,051.7
Tax on profit on ordinary activities	0.0	0.0	(0.7)	(0.7)
Profit/(loss) from continuing operations	290.7	85.8	674.5	1,051.0
Profit/(loss) before tax from discontinued operations	0.0	0.0	0.0	0.0
Tax on discontinued operations	0.0	0.0	0.0	0.0
Net profit/(loss) for the year	290.7	85.8	674.5	1,051.0
BALANCE				
Fixed assets	2,774.0	400.1	995.2	4,169.3
Total assets	3,338.2	542.5	1,013.0	4,893.7
Total liabilities	1,982.6	382.6	64.1	2,429.3

With reference to the Departmental order about exemption to the Danish Financial Statements Act section 5, no. 4, item 1, no segment information for the Parent Company is provided.

The gain on NORDEN shares, the Company's Offshore activities and the termination of the Liner activity are included in 'Not allocated'.

NOTES

GROUP

Note 1 DKK mil.	Tank	Bulk	Not allocated	Total 2002
SEGMENT INFORMATION				
INCOME STATEMENTS				
Net revenue	904.1	591.8	42.7	1,538.6
Port expenses and bunkers	(228.9)	(322.3)	(4.5)	(555.7)
Time charter equivalent earnings	675.2	269.5	38.2	982.9
Charter hire	(200.4)	(242.4)	(20.7)	(463.5)
Technical running costs	(159.4)	(44.1)	(13.9)	(217.4)
Gross profit/(loss) (Net earnings from shipping activities)	315.4	(17.0)	3.6	302.0
Profit/(loss) from sale of vessels and interests	12.2	4.8	0.0	17.0
Administrative expenses	(77.9)	(21.8)	(1.6)	(101.3)
Other operating income	53.4	1.8	0.0	55.2
Profit/(loss) before depreciation	303.1	(32.2)	2.0	272.9
Depreciation	(136.0)	(22.2)	(0.2)	(158.4)
Profit/(loss) before financial items	167.1	(54.4)	1.8	114.5
Financial items	(9.5)	(0.6)	16.0	5.9
Profit/(loss) before tax	157.6	(55.0)	17.8	120.4
Tax on profit on ordinary activities	0.0	0.0	360.2	360.2
Profit/(loss) from continuing operations	157.6	(55.0)	378.0	480.6
Profit/(loss) before tax from discontinued operations	0.0	0.0	69.8	69.8
Tax on discontinued operations	0.0	0.0	0.0	0.0
Net profit/(loss) for the year	157.6	(55.0)	447.8	550.4
BALANCE				
Fixed assets	2,574.9	299.6	313.6	3,188.1
Total assets	2,741.8	434.5	837.3	4,013.6
Total liabilities	1,866.6	353.9	169.7	2,390.2

With reference to the Departmental order about exemption to the Danish Financial Statements Act section 5, no. 4, item 1, no segment information for the Parent Company is provided.

The gain on the NORDEN shares, reversal of deferred tax, the Company's Offshore activities and the termination of the Liner activity are included in 'Not allocated'.

Note 2 DKK mill.	PARENT COMPANY 2003	2002	GROUP 2003	2002
STAFF COSTS				
Total staff costs				
Staff costs included in technical running costs	52.8	33.2	52.8	33.2
Staff costs included in administrative expenses and profit/(loss) before tax from discontinued operations	67.7	66.1	71.6	67.4
Total	120.5	99.3	124.4	100.6
Staff costs comprise the following				
Wages and salaries	109.0	89.2	112.4	90.5
Pension costs	11.0	9.7	11.2	9.7
Other social security costs	0.5	0.4	0.8	0.4
Total	120.5	99.3	124.4	100.6
Hereof remuneration to the Board of Directors and salaries to the Management				
Board of Directors	1.4	1.4	1.4	1.4
Management	10.8	5.2	10.8	5.2
Total	12.2	6.6	12.2	6.6

Number of employees

The average number of staff in the Parent Company in the financial year was 277 (the Group 280). The equivalent figure for 2002 was 250 (the Group 251).

The average number of staff is calculated based on ATP paid. The majority of the staff on vessels owned by subsidiaries and associated companies are not employed by TORM.

NOTES

Note 2

Number of share options	Total options	Option allocation per year		
		2003	2002	2001
Share option programme – 2001 to 2003				
Board of Directors				
Allocated	52,910	20,350	20,350	12,210
Exercised in 2003	(8,140)	0	(4,070)	(4,070)
Not exercised at 31 December 2003	44,770	20,350	16,280	8,140
Management				
Allocated	231,710	89,120	89,120	53,470
Exercised in 2003	(142,590)	0	(89,120)	(53,470)
Not exercised at 31 December 2003	89,120	89,120	0	0
Key employees				
Allocated	317,320	107,130	107,130	103,060
Exercised in 2003	(210,190)	0	(107,130)	(103,060)
Not exercised at 31 December 2003	107,130	107,130	0	0
Resigned persons				
Allocated	197,310	61,700	61,700	73,910
Exercised in 2003	(120,190)	0	(50,770)	(69,420)
Not exercised at 31 December 2003	77,120	61,700	10,930	4,490
Total number of not exercised at 31 December 2003	318,140	278,300	27,210	12,630
Not exercised in per cent of common shares	1.75%	1.53%	0.15%	0.07%

The classification has been adjusted to reflect the persons' association with TORM at 31 December 2003.

In 2001, a share option compensation plan for 20 of our Board members, executives and key employees was introduced. The plan grants 799,250 options to employees, which are priced at 3 different dates: 242,560 in 2001, 278,300 in 2002 and 278,300 in 2003. Option holders may exercise their options in specified periods and choose to purchase the Company's shares at the strike price or receive a cash payment equivalent to the difference between the strike price and the share price.

The individual must be employed at the grant date to receive that year's options.

The share options for 2001 were priced on 20 February 2001, the share options for 2002 were priced on 20 March 2002 and the share options for 2003 were priced on 27 February 2003. The 2001 share options are exercisable at a price of DKK 54 per share, the 2002 share options at a price of DKK 58.5 and the 2003 share options at a price of DKK 62.6. The share options can be exercised at the earliest 1 year and at the latest 3 years and four weeks after the allocation, observing the rules about insider trading.

In 2003, 481,110 options have been exercised (2002: 0 options), and the related cost amounting to DKK 10.1 mill. (2002: DKK 0 mill.) has been recognized in shareholders' equity. The total number of not exercised options at 31 December 2003 is 318,140, which equates 1.75% of the common shares. The Company has acquired own shares to cover the share option programme. The cost of the shares has been recognized directly in Shareholders' equity.

According to the Black-Scholes model, the theoretical market value of the not exercised part of the share option programme is estimated at DKK 41.1 mill. (2002: DKK 7.9 mill.) at the balance sheet date.

The key assumptions of the Black-Scholes model is :

- The average dividend equals 3.75% (2002: 3.48%) of the average share price for the period.
- The volatility is estimated at 112.89% (2002: 33.21%).
- The risk free interest rate based upon expiry of the options applies to between 2.24% and 2.99% (2002: 2.96% and 3.49%).
- The quoted share price as of 31 December 2003 is 180.49 DKK/share (2002: 56.43 DKK/share).

Note 3 DKK mill.	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
ADMINISTRATIVE EXPENSES				
Parent Company	121.9	101.9	121.9	93.7
Subsidiaries and associated companies	0.0	0.0	4.2	7.6
Total	121.9	101.9	126.1	101.3

Note 3 DKK mill.	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
Remuneration to the auditors appointed at the annual general meeting				
Ernst & Young				
Fee statutory audit	0.5		0.6	
Audit-related fees	0.9		0.9	
Total audit and audit-related fees	1.4		1.5	
Tax fees	0.1		0.1	
All other fees	0.0		0.0	
Total fees, Ernst & Young	1.5	3.3	1.6	3.4
Deloitte				
Fee statutory audit	1.3		1.3	
Audit-related fees	3.3		3.3	
Total audit and audit-related fees	4.6		4.6	
Tax fees	0.4		0.4	
All other fees	0.0		0.0	
Total fees, Deloitte	5.0	6.1	5.0	6.1

NOTES

Note 4

DKK mill.	PARENT COMPANY Investment in subsidiaries	Investment in associated companies	Total investments	Other investments	GROUP Other investments
FINANCIAL FIXED ASSETS					
Cost:					
Balance at 1 January 2003	3.1	0.1	3.2	271.3	271.3
Additions	1.2	0.0	1.2	0.0	0.2
Disposals	0.0	0.0	0.0	(2.9)	(2.9)
Balance at 31 December 2003	4.3	0.1	4.4	268.4	268.6
Value adjustment:					
Balance at 1 January 2003	(232.5)	17.4	(215.1)	19.8	19.8
Change in accounting policies	35.6	0.0	35.6	0.0	0.0
Balance at 1 January 2003 as restated	(196.9)	17.4	(179.5)	19.8	19.8
Exchange rate difference	10.9	(3.9)	7.0	0.0	0.0
Share of result for the year	0.0	9.8	9.8	0.0	0.0
Other value adjustments	4.8	(16.6)	(11.8)	688.1	688.1
Balance at 31 December 2003	(181.2)	6.7	(174.5)	707.9	707.9
Write-downs:					
Balance at 1 January 2003				(1.0)	(1.0)
Write-downs for the year/reversed write-downs				0.5	0.5
Balance at 31 December 2003				(0.5)	(0.5)
Negative equity offset against intercompany accounts	176.9	0.0	176.9		
Book value at 31 December 2003	0.0	6.8	6.8	975.8	976.0
Book value at 31 December 2002	0.0	17.5	17.5	290.1	290.1

Loans to subsidiaries and loans to associated companies comprise primarily current accounts.

Note 4

Investments in subsidiaries*:

Torm Shipware A/S	100%	Denmark
Torm Singapore (Pte) Ltd.	100%	Singapore
Torm Asia Limited	100%	Hong Kong
Torm Asia Bulkers Limited	100%	Hong Kong
Torm U.K. Limited	100%	England
Peacehaven Shipping Limited	50%**	Liberia
Eastern Light Shipping Limited	100%	Liberia
Southern Light Shipping Limited	100%	Liberia
Skagerak Tankers Limited	100%	Liberia
Hermia Shipping Corporation	100%	Liberia
HMSC Shipping Ltd.	50%**	Bahamas
The LR2 Management A/S	50%**	Denmark
Hilde Shipping Corporation	100%	Liberia
Torm Shipping (Germany) G.m.b.H.	100%	Germany
LR1 Management A/S	100%	Denmark
MR Management A/S	100%	Denmark

Investments in associated companies:

Furthermore, TORM is participating in a number of joint ventures, which are not legal entities. The investments in these joint ventures are included as investments in associated companies.

Other investments:

Dampskibsselskabet "NORDEN" A/S	33%	Denmark

The NORDEN shareholding is currently treated in TORM's accounts as 'Other investments', given that TORM is deemed not to have significant influence on NORDEN in the form of board seats or similar.

* Companies with activity in the financial year.

** Pro rata consolidated.

GROUP

Note 5 DKK mill.	Leasehold improvements	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels under construction	Other plant and operating equipment	Total
TANGIBLE FIXED ASSETS						
Cost:						
Balance at 1 January 2003	10.4	7.2	3,558.9	388.0	30.8	3,995.3
Change in accounting policies	0.0	0.0	48.8	(57.7)	0.0	(8.9)
Balance at 1 January 2003 as restated	10.4	7.2	3,607.7	330.3	30.8	3,986.4
Exchange rate adjustment	(0.5)	0.0	(572.8)	(52.5)	0.0	(625.8)
Additions	0.0	0.0	1,055.3	816.4	10.7	1,882.4
Disposals	0.0	0.0	(212.1)	(864.9)	(11.8)	(1,088.8)
Cost at 31 December 2003	9.9	7.2	3,878.1	229.3	29.7	4,154.2
Depreciation and impairment losses:						
Balance at 1 January 2003	5.4	4.7	977.5	0.0	14.0	1,001.6
Change in accounting policies	0.0	0.0	86.7	0.0	0.0	86.7
Balance at 1 January 2003 as restated	5.4	4.7	1,064.2	0.0	14.0	1,088.3
Exchange rate adjustment	(0.5)	0.0	(179.9)	0.0	0.0	(180.4)
Additions	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	(116.2)	0.0	(7.7)	(123.9)
Depreciation for the year	2.7	0.1	165.8	0.0	8.3	176.9
Balance at 31 December 2003	7.6	4.8	933.9	0.0	14.6	960.9
Book value at 31 December 2003	2.3	2.4	2,944.2	229.3	15.1	3,193.3
Hereof finance leases	0.0	0.0	189.8	0.0	0.0	189.8
Hereof interest included in cost	0.0	0.0	8.5	0.0	0.0	8.5
Book value at 31 December 2002	5.0	2.5	2,543.4	330.3	16.8	2,898.0

Note 5 DKK mill.	Leasehold improvements	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels under construction	Other plant and operating equipment	Total
TANGIBLE FIXED ASSETS						
Cost:						
Balance at 1 January 2003	11.2	7.2	2,902.3	388.0	21.5	3,330.2
Change in accounting policies	0.0	0.0	(16.3)	(57.7)	0.0	(74.0)
Balance at 1 January 2003 as restated	11.2	7.2	2,886.0	330.3	21.5	3,256.2
Exchange rate adjustment	(1.3)	0.0	(458.2)	(52.5)	0.0	(512.0)
Additions	0.0	0.0	1,055.3	816.4	10.5	1,882.2
Disposals	0.0	0.0	(212.1)	(864.9)	(2.6)	(1,079.6)
Cost at 31 December 2003	9.9	7.2	3,271.0	229.3	29.4	3,546.8
Depreciation and impairment losses:						
Balance at 1 January 2003	6.2	4.7	763.1	0.0	9.5	783.5
Change in accounting policies	0.0	0.0	57.3	0.0	0.0	57.3
Balance at 1 January 2003 as restated	6.2	4.7	820.4	0.0	9.5	840.8
Exchange rate adjustment	(1.3)	0.0	(138.8)	0.0	0.0	(140.1)
Additions	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	(116.2)	0.0	(1.7)	(117.9)
Depreciation for the year	2.7	0.1	139.6	0.0	6.7	149.1
Balance at 31 December 2003	7.6	4.8	705.0	0.0	14.5	731.9
Book value at 31 December 2003	2.3	2.4	2,566.0	229.3	14.9	2,814.9
Hereof finance leases	0.0	0.0	189.8	0.0	0.0	189.8
Hereof interest included in cost	0.0	0.0	6.3	0.0	0.0	6.3
Book value at 31 December 2002	5.0	2.5	2,065.6	330.3	12.0	2,415.4

At 1 January 2003 the value of land and buildings assessed for Danish tax purposes amounted to DKK 2.9 mill. (book value DKK 2.4 mill.) compared with DKK 2.9 mill. at 1 January 2002.

Included in the book value for vessels are capitalized dry-docking costs in the amount of DKK 42.6 mill. (2002: DKK 44.0 mill.) in the Group and DKK 38.5 mill. (2002: 34.6 mill.) in the Parent Company.

NOTES

Note 6 DKK mill.	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
FINANCIAL ITEMS				
Financial income				
Interest income	19.1	29.9	19.2	30.2
Gain on other investments and securities*	685.7	14.5	685.7	14.5
Dividends	8.0	1.3	8.0	1.3
Fair value adjustment of derivative financial instruments	23.3	42.9	23.3	42.9
	736.1	88.6	736.2	88.9
Financial expenses				
Interest expense on mortgage and bank debt	60.6	51.4	73.7	75.7
Loss on other investments and securities	4.0	0.0	4.0	0.0
Exchange rate adjustments	1.2	6.7	1.3	6.9
Other interest expenses	0.6	0.3	0.6	0.3
	66.4	58.4	79.6	82.9
Total financial items	669.7	30.2	656.6	6.0

* Includes unrealised gain on the NORDEN shares of DKK 681 mill. in 2003 (2002: DKK 8 mill.).

Note 7 DKK mill.	2003	2002
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX		
Tax on profit for the year	(0.7)	0.0
Adjustment of deferred tax	0.0	360.1
Tax on profit for the year	(0.7)	360.1
Changes in deferred tax		
Balance at 1 January 2003	0.0	360.1
Tax on:		
Adjustment deferred tax due to tonnage tax	0.0	(360.1)
Provision for the year	0.0	(360.1)
Balance at 31 December 2003	0.0	0.0
Effective corporate tax rate		
Parent Company	0.0%	0.0%
Group	0.0%	0.0%

The Parent Company paid no tax in 2002 and 2003.

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.

The deferred tax status 31 December 2003 related to the assets and liabilities as of the date for entering the tonnage taxation scheme equals DKK 318 mill. (2002: DKK 367 mill.). The Company has not accrued for the deferred tax status 31 December 2003, as the deferred tax status will only become payable, if the Company´s participation in the tonnage tax scheme is abandoned, or if the Company´s level of investment and activity is significantly reduced. The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

NOTES

Note 8 DKK mill.	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
DISCONTINUING OPERATIONS				
INCOME STATEMENTS				
Net revenue	0.0	401.0	0.0	401.0
Port expenses, Bunkers, Charter hire and Technical running costs	0.0	(379.8)	0.0	(379.8)
Gross profit (Net earnings from shipping activities)	0.0	21.2	0.0	21.2
Profit from sale of vessels and interests	0.0	59.9	0.0	59.9
Administrative expenses	0.0	(14.5)	0.0	(14.5)
Other operating income	0.0	0.0	0.0	0.0
Profit before depreciation	0.0	66.6	0.0	66.6
Depreciation	0.0	(5.2)	0.0	(5.2)
Profit before financial items	0.0	61.4	0.0	61.4
Financial items	0.0	8.4	0.0	8.4
Profit before tax	0.0	69.8	0.0	69.8
Tax on profit on ordinary activities	0.0	0.0	0.0	0.0
Net profit for the year	0.0	69.8	0.0	69.8

The Company sold the Liner activity in September 2002.
The comparative figures in the Annual Report have been restated only to reflect the continuing operations.

The result in the Liner activity is presented in two separate items in the income statements. The two items are named 'Profit before tax from discontinued operations' and 'Tax on discontinued operations'. The note above specifies the profit on discontinued operations.

GROUP

Note 9 DKK mill.	2003	2002
COMMON SHARES		
The Company's share capital, totaling DKK 182 mill. consists of common shares in the denomination of DKK 10 per share.	182.0	182.0

There has been no changes to the Company's share capital in the past four years.

GROUP

Note 9	2003 Thousands of shares	2002 Thousands of shares	2003 Nominal value DKK mill.	2002 Nominal value DKK mill.	2003 % of share capital	2002 % of share capital
OWN SHARES						
Balance at 1 January	881.4	871.5	8.8	8.7	4.8	4.7
Purchase	0.0	144.1	0.0	1.4	0.0	0.8
Sale	0.0	(134.2)	0.0	(1.3)	0.0	(0.7)
Balance at 31 December	881.4	881.4	8.8	8.8	4.8	4.8

At 31 December 2003, the Company's holding of own shares represented 881,368 shares (2002: 881,368 shares) at denomination DKK 10 per share, with a total nominal value of DKK 8.8 mill. (2002: DKK 8.8 mill.) and a total market value of DKK 159.1 mill. (2002: DKK 49.7 mill.). The retained shares equates to 4.8% (2002: 4.8%) of the Company's common shares.

Total consideration in respect of the purchase of own shares was DKK 0 (2002: DKK 7.5 mill.), whereas for the sale of shares it was DKK 0 (2002: DKK 6.7 mill.). Of this holding, 318,140 own shares are held as a hedge of the Company's share option programme. The remaining shares will be used for further development of the capital structure, for financing or execution of acquisitions, for sale or for other types of transfers.

Note 10 DKK mill.	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
ACCRUALS				
Deferred gain related to sale and lease back transactions	52.9	73.5	52.9	73.5
Other	1.8	7.7	1.8	7.7
	54.7	81.2	54.7	81.2

NOTES

Note 11 DKK mill.	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
MORTGAGE DEBT, BANK LOANS AND CAPITALIZED LEASE OBLIGATIONS				
To be repaid as follows:				
Next year's repayments	424.3	260.0	476.1	298.1
Falling due within 5 years	622.7	923.9	846.9	1,075.9
Falling due after 5 years	853.8	483.5	853.8	659.5
	1,900.8	1,667.4	2,176.8	2,033.5

GROUP

Note 11 DKK mill.	Maturity	Fixed/ floating	2003 Effective interest	2002 Effective interest	2003 Book value	2002 Book value
LOAN						
USD	2003	Floating	–	3.5%	0.0	63.7
USD	2004	Floating	3.1%	3.4%	299.9	345.7
USD	2005	Floating	2.2%	4.0%	132.2	187.9
USD	2006	Floating	2.0%	3.4%	77.4	63.7
USD	2007	Floating	4.3%	4.1%	252.2	333.1
USD	2008	Floating	2.7%	3.8%	52.5	76.4
USD	2009	Floating	2.9%	5.3%	200.4	260.8
USD	2012	Floating	4.1%	4.0%	742.8	702.2
USD	2013	Floating	2.4%	–	419.4	0.0
Weighted average effective interest rate			3.3%	4.0%		
Book value					2,176.8	2,033.5

PARENT COMPANY

Note 11 DKK mill.	Maturity	Fixed/ floating	2003 Effective interest	2002 Effective interest	2003 Book value	2002 Book value
LOAN						
USD	2003	Floating	–	3.5%	0.0	63.7
USD	2004	Floating	3.1%	3.4%	276.1	312.7
USD	2005	Floating	2.2%	4.0%	132.2	187.9
USD	2006	Floating	2.0%	3.4%	77.4	63.7
USD	2008	Floating	2.7%	3.8%	52.5	76.4
USD	2009	Floating	2.9%	6.0%	200.4	260.8
USD	2012	Floating	4.1%	4.0%	742.8	702.2
USD	2013	Floating	2.4%	–	419.4	0.0
Weighted average effective interest rate			3.2%	4.1%		
Book value					1,900.8	1,667.4

Note 12 DKK mill.	PARENT COMPANY 2003	2002	GROUP 2003	2002
OTHER LIABILITIES				
Partners and commercial managements	12.4	15.9	12.4	21.1
Accrued interests	8.2	5.2	12.3	11.3
Wages and social expenses	17.2	14.7	17.7	14.7
Derivative financial instruments	32.9	35.3	32.9	35.4
Miscellaneous, including items related to shipping activities	24.5	26.5	26.5	28.6
	95.2	97.6	101.8	111.1

Note 13 DKK mill.	PARENT COMPANY 2003	2002	GROUP 2003	2002
COLLATERAL SECURITY				
Collateral security for mortgage debt, bank loans and bareboat charters:				
Vessels	1,666.4	1,347.4	1,942.4	1,713.6
Bonds	51.2	184.6	51.2	184.6
Cash and cash equivalents	0.4	1.5	0.4	1.5
	1,718.0	1,533.5	1,994.0	1,899.7

Note 14 DKK mill.	PARENT COMPANY 2003	2002	GROUP 2003	2002
GUARANTEE AND CONTINGENT LIABILITIES				
Guarantee liabilities	279.9	370.0	3.9	3.9

The guarantee liability for the Parent Company only relates to guarantee liabilities for the Companys' subsidiaries other than a DKK 3.9 mill. guarantee to Danish Shipfinance and Danish Shipowners' Association.

As mentioned in the report from the Board of Directors, the Company has contracted 6 vessels (2002: 6 vessels), an investment totalling DKK 1.310 mill. (2002: DKK 1.464 mill.).

The Company is jointly and severally liable with its jointly taxed subsidiaries for tax on income subject to consolidated taxation.

NOTES

Note 14

DKK mill.	PARENT COMPANY 2003	PARENT COMPANY 2002	GROUP 2003	GROUP 2002
CONTRACTUAL LIABILITIES				
Charter hire for vessels on time charter:				
Next year's payments	323.1	396.2	323.1	456.2
Falling due within 5 years	772.9	568.4	772.9	568.4
Falling due after 5 years	208.2	356.1	208.2	356.1
	1,304.2	1,320.7	1,304.2	1,380.7
Average period until redelivery (years)	2.3	1.9	2.3	1.5

In addition to the above-mentioned contractual liabilities for vessels on time charter, the Company has entered into lease contracts regarding office space in Copenhagen and Singapore. The Copenhagen office comprises approximately 3,000 square meters and is leased until July 2010 at a rate of DKK 4.4 mill. per year. The Singapore office comprises approximately 120 square meters and is leased until 31 May 2005 at a rate of DKK 0.3 mill. per year. Furthermore, the Company has leased an apartment in Singapore until 21 June 2005 at a rate of DKK 0.2 mill. per year.

Furthermore, the Company has entered into various IT-related contracts at a total yearly rate amounting DKK 2.0 mill. The greater part of these contracts typically expires after 1.5 - 2.5 year.

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

GROUP

Note 15

DKK mill.	Fair value at 1 Jan. 2003	Fair value adjustments: Income statement Net revenue	Fair value adjustments: Income statement Financial items	Fair value adjustments: Shareholders' equity Retained profit	Fair value at 31 Dec. 2003
Cross currency swaps	9.5	–	25.4	–	34.9
Forward rate contracts	–	–	(0.3)	2.3	2.0
Interest rate swaps	(44.9)	–	(0.3)	13.8	(31.4)
Currency options	–	–	(1.5)	–	(1.5)
Bunker hedge	1.2	–	–	(1.2)	0.0
Forward Freight Agreement	–	1.3	–	–	1.3
	(34.2)	1.3	23.3	14.9	5.3

PARENT COMPANY

Note 15

DKK mill.	Fair value at 1 Jan. 2003	Fair value adjustments: Income statement Net revenue	Fair value adjustments: Income statement Financial items	Fair value adjustments: Shareholders' equity Retained profit	Fair value at 31 Dec. 2003
Cross currency swaps	9.5	–	25.4	–	34.9
Forward rate contracts	–	–	(0.3)	2.3	2.0
Interest rate swaps	(44.9)	–	(0.3)	13.8	(31.4)
Currency options	–	–	(1.5)	–	(1.5)
Bunker hedge	1.2	–	–	(1.2)	0.0
Forward Freight Agreement	–	1.3	–	–	1.3
	(34.2)	1.3	23.3	14.9	5.3

Please refer to the section "Managing risk and exposure" for further information on commercial and financial risks.

Note 16

RELATED PARTY TRANSACTIONS

The members of the Company's Board of Directors and Senior Management, near relatives to these persons and companies, where these persons have control or exercise significant influence are considered as related parties with significant influence.

Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a partner in the law firm Bech-Bruun Dragsted. Bech-Bruun Dragsted has rendered legal assistance during the financial year. The firm's fee of DKK 0.4 mill. (2002: DKK 1.6 mill.) is based upon the amount of time spent by the firm.

Ditlev Engel, a member of the Board of Directors, is Managing Director of Hempel A/S. In the financial year, the Company bought products on market terms from Hempel A/S amounting to DKK 2.4 mill. (2002: DKK 0.7 mill.). There were no transactions in the financial year with members of the Board of Directors and the Senior Management.

Management remuneration is disclosed in note 2.

It is considered that no single person has control over the Company.

NOTES

Note 17

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The Company's Annual Report has been prepared in accordance with accounting principles generally accepted in Denmark (Danish GAAP), which differs in certain material respects from accounting principles generally accepted in the United States (US GAAP).

The following is a summary of the material adjustments to net income (loss) for the years ended 31 December 2003 and 2002 and shareholders' equity as of those dates, necessary to reconcile those to net income (loss) and shareholders' equity determined in accordance with US GAAP.

		NET INCOME		SHAREHOLDERS' EQUITY	
Note 17	DKK mill.	**2003**	2002	**2003**	2002
INCOME/SHAREHOLDERS' EQUITY AS REPORTED UNDER DANISH GAAP		1,051.0	550.5	2,464.3	1,623.4
a) Dry-docking costs		(0.4)	(21.9)	(40.2)	(47.4)
b) Write-down on vessels		1.0	(12.3)	(11.3)	(12.3)
c) Unrealized gain on marketable securities		(685.5)	(4.4)	0.0	0.0
d) Sale/leaseback transactions		0.0	1.2	0.0	0.0
e) Derivative Financial Instruments		15.1	(32.4)	0.0	0.0
f) Share options		(48.6)	0.0	(38.5)	0.0
g) Tonnage Taxation		49.4	(395.1)	(318.0)	(367.3)
Net income/shareholders' equity in accordance with US GAAP		382.0	85.6	2,056.3	1,196.4

a) Dry-docking costs

Under Danish GAAP, when a vessel is delivered, the Company estimates the useful life of the major components of its vessels, which are usually replaced or renewed in connection with a docking and depreciates these components over the period to the first docking. The Company subsequently capitalizes dry-docking costs as incurred and depreciates these over the period until the next docking.

Under US GAAP, the Company accounts for the docking costs (provision for repairs) by accruing for the estimated dry dock costs involved in the next docking over the period to the next docking.

b) Write-down of vessels

In 1998 the Company recognized an impairment charge of DKK 80 mill. for certain vessels, as the carrying value at the time exceeded the fair value of these vessels.

Under Danish GAAP, impairment is reversed in subsequent periods, if the fair value increases. During 2002, the Company recorded a reversal of a portion of the impairment of DKK 12.3 mill. for the increase in fair value of the assets.

Under US GAAP impairment losses cannot be reversed. This results in a difference in depreciation between US GAAP and Danish GAAP in the current year.

c) Unrealized gains on marketable securities

Under Danish GAAP, the Company's marketable securities are classified as available-for-sale, which under Danish GAAP means that unrealized gains and losses on these are recorded as financial items in the income statement.

Under US GAAP, the Company must classify its investments in marketable securities as either trading, available-for-sale or held to maturity, as required by Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." In 2002, the Company classified its investments in equity securities as available-for-sale and its investments in bonds as trading. From 1 January 2003, the bonds have been classified as available-for-sale due to a decrease in the trading activities. Unrealized gains and losses on any available-for-sale investments are recorded as a component of shareholders' equity unless there is an other than temporary impairment of the securities.

d) Sale lease/back transactions

During the year ended 31 December 2000, the Company sold five of its vessels and chartered (leased) them back under time charter agreements. Under Danish GAAP, the Company has calculated a gain of DKK 147.1 mill., which has been deferred and amortized in proportion to the gross rental on the time charters over the life of the related agreements.

Under US GAAP, the gain has been deferred and amortized in a similar way, but the gain on disposal is different under US GAAP due to the treatment of dry dock costs as described under item b) above. The initial difference between the gain under Danish GAAP and US GAAP is DKK 14.8 mill., which through amortization has been reduced to DKK 0 at the end of 2002.

e) Derivative Financial Instruments

Under Danish GAAP, derivative financial instruments are recognized in the balance sheet at fair value. For fair value hedges the change in fair value is set-off against the change in fair value of the hedged balance item. For cash flow hedges the change in fair value on the contract is recorded as part of the shareholders' equity and then transferred to the income statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period.

Under US GAAP, the Company accounts for its derivative financial instruments at fair value with changes in fair value reflected in the income statement except where the Company designates derivative financial instruments as hedges. The Company has designated interest rate swaps entered into after 1 October 2003 as hedges. For derivatives treated as hedges, the treatment is consistent with that under Danish GAAP.

f) Share options

In accordance with the Company's Danish accounting principles, the difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in the income statement. At the time of exercise, the amounts paid to the employees are recognized directly in shareholders' equity.

Under US GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date. The Company's stock options are accounted for under the variable plan accounting, which requires compensation expense to be recorded for changes in the market price of the shares up to the measurement date. For stock options that allow the employee to receive a cash settlement, compensation expense is recorded for the change in market value until the date of exercise.

g) Tonnage Taxation

On 6 February 2002, the Danish government proposed a bill regarding Tonnage Taxation, which was enacted on 18 April 2002. According to the new Tonnage Taxation Act, tax payments in the future will not be based on a taxable income from the vessels, but rather based on a taxable income derived from the tonnage of the vessels. The legislation has been implemented with retroactive date effective from 1 January 2001 and the Company has chosen to enter the tonnage taxation scheme for a 10-year period with effect from 1 January 2001. Capital gains taxation will only occur if the total fleet of the Company at the time of entering the tonnage taxation scheme is reduced in size.

Under Danish GAAP, the provision for deferred tax that existed at the date of enactment was released to income in 2002.

Under US GAAP, the provision for deferred tax is still carried in the balance sheet, as the recognition of a provision for deferred tax does not depend on the likelihood of the provision resulting in taxable amounts. At the end of each period, the provision for deferred tax is calculated based on the carrying values and tax values of the shipping related assets and liabilities that were owned by the Company at the date of entering the tonnage taxation scheme.

BOARD OF DIRECTORS

Niels Erik Nielsen
N. E. Nielsen became Chairman of TORM in April 2002 and has been a board member since September 2000. He is a partner of the law firm Bech-Bruun Dragsted. Mr. Nielsen has a law degree from the University of Copenhagen. He is a Board member of the following other Danish public limited companies:

Amagerbanken Aktieselskab
Ambu A/S
Audio Holding A/S
Charles Christensen Holding A/S
Cimber Air A/S
Danica-Elektronik A/S
Danish Supply Corporation A/S
Gammelrand Skærvefabrik A/S
GPV Industri A/S
Kongskilde Industries A/S
Mezzanin Kapital A/S
National Industri A/S
Preben Olsen Automobiler A/S
Satair A/S
Weibel Scientific A/S

All including group companies.

Christian Frigast
A member of the Board since September 2000. Mr. Frigast became Deputy Chairman in April 2002. He is the Managing Director of Axcel A/S and holds an M.Sc(Econ) from the University of Copenhagen. He is a Board member of the following other Danish public limited companies:

Britannia Invest A/S

Mr. Frigast is also a member of the Board of a number of companies related to Axcel A/S.

Lennart Arrias
A member of the Board since April 2003. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992. He represents the employees of TORM on the Board.

Ditlev Engel
A member of the Board since April 2002. Mr. Engel is Managing Director of Hempel A/S and has a B(Comm) degree from the Copenhagen Business School. He is a Board member of the following other Danish public limited companies:

Hempel Contractors A/S

Rex Harrington
Member of the Board since April 2003. Mr. Harrington is the former Director of Shipping at The Royal Bank of Scotland where he had responsibility for its extensive shipping portfolio. He holds a Masters degree from Oxford University. He is now an independent shipping advisor and is a director of several international companies and organisations, such as the General Committee of Lloyds Register of Shipping.

Peder Mouridsen
A member of the Board since April 2003. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970. He represents the employees of TORM on the Board.

Gabriel Panayotides
A member of the Board since September 2000. Mr. Panayotides is Chairman, President and Chief Executive Officer of Excel Maritime Carriers Ltd., listed on the American Stock Exchange. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committees of the classification societies Bureau Veritas and Lloyds Register of Shipping. He has a Bachelors degree from the Pireaus University of Economics.



MANAGEMENT

Klaus Kjærulff
President and Chief Executive Officer since September 2000. Mr. Kjærulff has worked for TORM since 1976. From 1997 to 2000, he headed the Company's Tanker and Bulk departments as executive Vice President. From 1981 to 1997, he was Vice President in charge of the Tanker department. He is a Board member of the following other public limited Danish companies:

gram-agentur A/S

Klaus Nyborg
Chief Financial Officer since March 2002. Prior to this, Mr. Nyborg held a number of senior positions with the A. P. Møller - Mærsk Group, most recently as CFO of Maersk Logistics. Mr. Nyborg holds a Masters degree in Law and Business Economics and a B(Comm) from the Copenhagen Business School.



GLOSSARY

ADR:	American Depository Receipt - proof of ownership of (the equivalent) of one share. ADRs are used by foreign companies wishing to list on American stock exchanges.
ADS:	American Depositary Shares. Shares registered with SEC, kept in custody with a bank as security for the ADRs issued.
Aframax:	A vessel with a deadweight (cargo carrying capacity) of 80,000 - 100,000 tons.
Asset management:	See asset play.
Asset play:	Acquisition and ownership of assets (ships), which may be disposed of at an optimal time, with a view to generating a one-off profit - as opposed to profits derived from operating the asset.
Bareboat:	See B/B.
B/B:	Bareboat - a form of charter arrangement whereby the charterer is responsible for all costs and risks in connection with the vessels' operation.
Bulk:	Dry cargo (typically commodities such as grain, coal, iron ore etc.).
Bunker:	Fuel with which to run a ship's engines.
Classification society:	Independent organisation, which through verification of design, construction, building process and operation of vessels ensure that the vessels at all times meet a long list of requirements to seaworthiness etc. If the vessel do not meet these requirements, insurance and mortgaging the vessel will typically not be possible.
COA:	Contract of affreightment. A contract that contains a number of consecutive cargoes.
Coating:	The internal coatings applied to the tanks of a product tanker. The coating enables it to load refined oil products.
DKK:	Danish Kroner.
Dry cargo:	See bulk.
DWT:	Deadweight tons- the cargo carrying capacity of a ship.
EU:	The European Union.
FFA:	Freight Forward Agreement, a financial derivative instrument enabling freight to be hedged forward at a fixed price.
GAAP:	Generally accepted accounting principles.
Handysize:	Bulk carriers with a deadweight capacity of 20-35,000 DWT.
IAS:	International Accounting Standards.
IFRS:	International Financial Reporting Standards.
IMO:	International Maritime Organisation.
Liner activity:	The operation of ships trading to specified ports using a fixed schedule. The cargo normally involves containers and general cargo.
LR1:	Long Range 1. A specific class of product tankers in the 60,000 - 80,000 DWT size.
LR2:	Long Range 2. A specific class of product tankers in the 80,000 - 110,000 DWT size.
MR:	Medium range. A specific class of product tankers in the 35,000 - 50,000 DWT size.
OPA-90:	Oil Pollution Act 1990: US environmental law implemented following the grounding of Exxon Valdez in Alaska.
OPEC:	Organisation of the Petroleum Exporting Countries.
Panamax:	A vessel of 60,000 - 80,000 DWT size with dimensions which allows passage through the Panama Canal.
Pool:	A grouping of ships of similar size and characteristics, owned by different owners, but which are commercially operated jointly. The Pool manager is mandated to charter the ships out for the maximum benefit of the pool as a whole. Earnings are equalised taking account of differences in ships' specifications, the number of days the ships has been ready for charter etc.
Product tanker:	A vessel suitable for trading clean petroleum products, such as gasoline, jet fuel and naphtha.
T/C:	Time Charter - an agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunker.
Time charter:	See T/C.
TCE:	See T/C equivalent.
T/C equivalent:	The freight receivable after deducting port expenses, consumption of bunker and commissions.
Translation risk:	Exchange rate risk from translating financial statements from other currencies to the presentation currency.
UN:	United Nations.
USD:	US Dollars.

FLEET LIST

The Company's owned fleet has grown considerably over the last five years. TORM's tonnage in the tanker segment was 0.5 mill. DWT in 1998 against more than 1.2 mill. DWT in 2003, while the bulk fleet grew from 0.28 mill. DWT in 1998 to 0.33 mill. DWT in 2003.

As of 31 December 2003

TANKERS	DWT	Built
m.t. TORM INGEBORG	99,990	2003
m.t. TORM VALBORG	99,990	2003
m.t. TORM GUDRUN *	99,990	2000
m.t. TORM KRISTINA *	105,000	1999
m.t. TORM HELENE	99,990	1997
m.t. TORM HILDE **	84,040	1990
m.t. TORM MARGRETHE **	83,955	1988
m.t. KIRSTEN ***	83,660	1988
m.t. TORM FREYA	45,800	2003
m.t. TORM THYRA	45,800	2003
m.t. TORM GERD	45,800	2003
m.t. TORM GERTRUD	45,800	2002
m.t. TORM VITA	45,800	2002
m.t. TORM MARY	45,800	2002
m.t. TORM ANNE	45,507	1999
m.t. TORM GUNHILD	45,457	1999
m.t. TORM GOTLAND	47,629	1995
m.t. TORM ASIA	44,367	1994
m.t. OLGA	44,646	1992
BULK CARRIERS		
m.s. TORM MARTA	69,638	1997
m.s. TORM TEKLA	69,268	1993
m.s. TORM HERDIS	69,618	1992
m.s. TORM MARINA	69,637	1990
m.s. TORM ARAWA	27,827	1997
m.s. TORM PACIFIC	27,802	1997
NEWBUILDINGS		
HYUNDAI newbuilding, 1509 (TORM ESTRID)	74,999	2004
HYUNDAI newbuilding, 1516	74,999	2004
DALIAN newbuilding, 1100-21	110,000	2006
DALIAN newbuilding, 1100-22	110,000	2006
DALIAN newbuilding, 1100-25	110,000	2007
DALIAN newbuilding, 1100-26	110,000	2007

* Chartered under ten-year time charter.

** Chartered under bareboat charter. The bareboat arrangements were refinanced in 2004 and ownership of the vessels is thereafter with TORM.

*** 50% ownership.



TORM BACKGROUND

TORM was founded in 1889 by Captain Ditlev Torm and is today one of the most respected names in international shipping. A longtime focus on quality and a prudent style of financial management have earned it the respect of the maritime and financial communities alike. TORM's present fleet of nearly 100 vessels includes some of the most modern ships afloat. Commercial operations are conducted largely via pooling arrangements with other leading shipowners who share TORM's commitment to safety, environmental responsibility and customer service, with TORM responsible for the commercial management of the majority of these pools. Headquartered in Copenhagen, Denmark, the company is listed on the Copenhagen Stock Exchange as TORM. You'll find more about its history, fleet and core businesses along with detailed investor information at www.torm.dk.



A/S Dampskibsselskabet TORM
Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen Ø
DENMARK

Telephone: +45 39 17 92 00
Telefax: +45 39 17 93 93
E-mail: mail@torm.dk
Website: www.torm.dk

TORM | VISION ANCHORED IN EXPERIENCE